
09012250

ViaSat®

2009 ANNUAL REPORT


ViaSat creates new ways to connect customers to today's advanced network applications with innovative satellite and other wireless networking systems that enable fast, secure, and efficient communications to any location.



Meeting the Demand for Media-Enabled Satellite Broadband

SATELLITE SERVICES



We're now more than halfway through our three-year satellite construction contract—excited about our progress and about our prospects for success.

We initiated our ViaSat-1 satellite broadband project in January 2008. We think it's fair to say that ViaSat-1 is the most significant new project in satellite communications, effecting change in the industry for years to come. It provides 10 times the capital efficiency for delivering broadband services by satellite. Ultimately, broadband of any sort is about bandwidth, and the measure of bandwidth is capacity, targeted to where there is end user demand.

GROWING DEMAND FOR BANDWIDTH VOLUME

It is widely understood that Internet usage is increasing and subscribers are using more bandwidth. This chart from Cisco ("Approaching the Zettabyte Era", Cisco Visual Networking Index—Forecast and Methodology 2007–2012) helps illustrate just how much growth there is in bandwidth consumption, and what is driving that consumption.

The chart below shows global Internet bandwidth growth, both historical and projected. The first thing to note is that bandwidth growth is measured in PB/month, or petabytes per month. A petabyte is 1 million gigabytes. Petabytes are a measure of the quantity (volume) of traffic, not a measure of the speed of access. The chart shows that what broadband providers need is the ability to deliver more gigabytes to their subscribers.

INCREASING THE GIGABYTE INVENTORY FOR SERVICE PROVIDERS

Think of gigabytes as the inventory that broadband suppliers sell. Broadband service providers almost always advertise the speed of their connections. But when networks slow from congestion it is because the service provider has run out of his inventory of gigabytes, not "speed". While the Cisco chart shows the growth in global Internet backbone traffic, it reflects the combination of two effects: the growth in the number of Internet users, plus the increase in bandwidth consumption per user.

A more complex task is estimating the amount of bandwidth usage per broadband subscriber. Individual broadband service providers consider that data to be proprietary. But by sorting through backbone traffic usage for North America, growth in broadband subscribers in the U.S., bandwidth caps for a variety of broadband ISPs, and other public data, we have constructed an estimate of the volume of data consumed by average U.S. broadband subscribers. The chart to the right then shows that volume in the context of the amount of bandwidth that satellites of varying total throughput can deliver to subscribers.

GLOBAL INTERNET BANDWIDTH GROWTH
Petabytes Per Month


24,000
20,000
16,000
12,000
8,000
4,000
0
Internet Video to TV
Internet Video to PC
VoIP
Video Communications
Gaming
P2P
Web/Data
2005
2006
2007
2008
2009
2010
2011
2012

Source: Cisco, 2008


MAXIMUM POTENTIAL BANDWIDTH VOLUME
Per Subscriber by Satellite Capacity
100 Gbps (VS-1)
10 Gbps (WB, SW)
1 Gbps (FSS)
Potential Subscribers in Millions
Busy Hour Gigabytes Per Subscriber
0
2
4
6
8
10
1
2
3
4
5
6



Bandwidth usage per subscriber, per month includes both upstream (transmit) and downstream (receive) services. It is growing in the range of about 20% per year on the average. Bandwidth utilization is also highly skewed—Time Warner cable noted that about 5% of its customers consume about 50% of its bandwidth.

PROVIDING MORE BANDWIDTH PER SUBSCRIBER TO RAISE THE LEVEL OF SERVICE

The maximum potential volume delivered by a satellite is simply its total throughput (100 gigabits per second (Gbps) for ViaSat-1) multiplied by the "busy hours", or the number of hours each day when subscribers are most actively using the network. For residential broadband networks there are about eight busy hours each day, usually from early afternoon to late at night.

For example, a satellite with about 1 Gbps of throughput could deliver an inventory of only about 100,000 gigabytes per month at best, to be divided among all subscribers during the busy hours. The average volume per subscriber would simply be the total inventory divided by the number of service subscribers. But our 100 Gbps satellite would have 100 times as much inventory, or about 10 million gigabytes per month. From there, simple division can compute the maximum number of subscribers a satellite, based on its total throughput, can support, and the amount of bandwidth volume that it can allocate per subscriber.

The numbers show how our high throughput satellite technology enables network operators to significantly increase the data volume allocated per subscriber. And that enables each person to enjoy a far better online experience than is possible with any current satellite.

Of course, a service provider with a 10 Gbps satellite could certainly allocate 4 gigabytes of bandwidth to each subscriber, but then would have enough inventory to serve only a few hundred thousand or so subscribers at that service level. Current broadband services already have many more subscribers than that, and subscribers are geographically distributed in a such a way that they can use only about half their available bandwidth. That clearly means each subscriber gets much less bandwidth than broadband users get from cable or DSL. The result is congestion (more content being demanded than the pipe can serve) and the associated user frustration and disappointment. It's no wonder that current satellite broadband services have a poor reputation for service.


BANDWIDTH ALLOCATION
Busy Hour Gigabytes Per Subscriber Per Month
VS-1
Terrestrial Demand
Current Satellite
0
2
4
6
8
10
2005
2006
2007
2008
2009
2010
2011
2012
2013

THE VIASAT-1 STRATEGY

Our target with ViaSat-1 is to be able to match average broadband user expectations with our bandwidth allocation—so that satellite broadband subscribers get a broadband experience that is very comparable to terrestrial services. In 2011, given traffic growth projections, we expect to provide that level of service to close to 2 million subscribers. In 2013, all other things being equal, we could provide the same level of service to about 1.5 million subscribers. Cisco projects that per subscriber Internet traffic growth will slow in 2014, based on current usage and Internet video adoption rates. But the graphs illustrate the importance of blending low cost bandwidth production techniques with a business model that takes into account broadband service usage growth trends. That is the essence of our ViaSat-1 strategy.



ViaSat technical staff and program managers get a firsthand look at the assembly of ViaSat-1, underway at Space Systems/Loral.

KA-SAT & VIASAT-1

Eutelsat's KA-SAT is a high capacity Ka-band spot beam satellite with planned coverage over Europe, the Middle East, and Northern Africa. With a capacity estimated at 70 Gbps, KA-SAT is expected to be the highest capacity satellite in the world when launched in 2010. ViaSat-1, with a planned launch in 2011, is a 100 Gbps broadband satellite designed to serve the North American market, plus Hawaii.

SATELLITE CONSTRUCTION PROGRESS

ViaSat-1 construction is well underway at Space Systems/Loral in Palo Alto, CA. Halfway through, the project is still on schedule and under budget. After completion of a detailed design review for the entire spacecraft, our estimates of total throughput of about 100 Gbps are also still on track. Our launch contract with International Launch Services has ViaSat-1 scheduled to launch on a Proton rocket in early 2011.

ARRA STIMULUS/NATIONAL BROADBAND STRATEGY

The American Reinvestment and Recovery Act of 2009 (ARRA) allocates about $7.2 billion for broadband infrastructure. The guidelines for how these funds will be committed are, at this moment, still being established. Our business plan does not depend on obtaining ARRA funds either directly or indirectly. We believe that the throughput delivered by ViaSat-1 is decisive in economically delivering a satellite broadband service that is competitive with median terrestrial services on price and performance.



Photo Credit: Space Systems/Loral



A Change Agent in Satellite Networks

COMMERCIAL NETWORKS

ViaSat
SM2100



Customers choosing ViaSat as their technology partner for commercial satellite networks will find themselves on a clear path to benefit from the latest advances in network performance and efficiency, as well as the coming quantum leap in lower-cost, abundant bandwidth.



ViaSat has grown to be one of the world's leading sources of advanced satellite ground networking equipment. We've earned a reputation for creating and articulating an expansive vision of the satellite industry—often crossing boundaries to introduce new technologies, resources, business models, and perspectives to less dynamic market ecosystems.

THE LEADER IN RESIDENTIAL AND MASS MARKET SATELLITE SYSTEMS

We were among the first to recognize both the potential for the residential broadband satellite market, and the necessary space and ground technology resources that could fulfill that potential. We leveraged that knowledge to become the world's leading independent network technology supplier for consumer satellite broadband access.

The SurfBeam® network system has become the preferred choice for home and home office installations through our success in working with key satellite operator partners: Eutelsat in Europe, Telesat in Canada, and WildBlue in the U.S. In addition, Asia's leading satellite consumer broadband service, IPSTAR, licenses our terminal technology and uses our network infrastructure and modem ASICs.

We're proud to have been selected as the technology provider for all the bent-pipe (no onboard satellite processing) spot beam satellites used for broadband home networking. Multi-beam, bent-pipe spot beam technology is now globally acknowledged as the technology of choice for bandwidth intensive applications—cemented by our breakthrough work in designing ViaSat-1.

We're now well underway in developing the next generation of network infrastructure and ground terminals to take full advantage of these transformational high-capacity satellites. Just as the these new satellites are designed to deliver exponential gains in throughput and efficiency, we're planning a ground network that delivers comparable gains in user speeds, network processing, and infrastructure density.

During our fiscal year 2009 we received the first order of Ka-band gateway baseband and antenna infrastructure for KA-SAT, Eutelsat's new high-capacity satellite scheduled for launch next summer. We are working with our customers—both current and new—towards additional next generation Ka-band network projects.

INFORMATION TECHNOLOGY EVOLVES TO A NEW ENVIRONMENT

The VSAT industry initially evolved over 25 years ago in response to enterprise demands for cost-effective and responsive private data networks to connect remote locations for mission critical applications. While enterprise VSAT is a telecommunications service, it is tightly coupled to the Information Technology (IT) environment. That IT






SOFTWARE AS A SERVICE
REMOTE USER
ENTERPRISE PLANNING SOFTWARE
FILE SHARING
COLLABORATIVE SOFTWARE

Application delivery efficiently connects enterprise workers to centralized, complex business applications.

environment has also evolved enormously in that 25-year span. Computing and software applications are constantly being re-invented, and while older paradigms may persist for decades, the new ones inevitably displace them.

We see an exciting opportunity in converging high-capacity broadband satellites with the adoption of "cloud computing". Cloud computing essentially means the ability to deliver a variety of applications over a Wide Area Network (WAN). It is the natural evolution of client-server computing, which did much the same thing over the Local Area Network (LAN) at each remote enterprise site. Cloud computing further concentrates application servers to a few enterprise-wide data centers and uses the WAN to deliver those applications to branch offices, home offices, and mobile workers via PCs, laptops, net-books, or even smartphones.

OPTIMIZING THE WAN: A NEW FRONTIER

There are two fundamental dimensions to delivering applications over the WAN: bandwidth and latency. While "latency" (end-to-end delay in delivering digital data bits) has historically been perceived as an issue that's unique to satellite networks, that is no longer the case. When the WAN consists of an unpredictable blend and concatenation of terrestrial networks ranging from fiber optics, to DSL, to wireless, to consumer broadband, it turns out that latency is suddenly a broadly encountered networking issue.

The issue of latency has spawned an entire new industry in WAN optimization. At the same time, the emergence of high-capacity satellites such as ViaSat-1 and KA-SAT suggests that VSAT networks can be quite cost-effective, even for bandwidth-intensive applications. In this newly emerging enterprise networking environment, we see opportunity in this convergence of WAN optimization coupled with broadband satellites to renew the value proposition of VSAT.



We're partnering with industry-leader Cisco Systems to explore the application of satellite in this new arena. Our AcceleNet® WAN optimization product is at the heart of this initiative. AcceleNet improves the responsiveness, efficiency, and user-experience of applications delivered over the WAN to mobile, small office, and home office workers. Our product is a perfect complement to Cisco network appliances that perform the same functions for larger branch offices. Following product demos at the 2008 Gartner Symposium/ITxpo, CDNet recognized AcceleNet as one of the top 10 new information technology products for 2008.

MORE COMMERCIAL TECHNOLOGY & PRODUCTS

ViaSat is also known as a key technology and product provider for a variety of satellite applications.

- Our Antenna Systems division provides turn-key ground terminals for commercial satellite imagery all around the world
- Our Comsat Labs division is developing one of the most innovative and sophisticated Ground Based Beam Forming (GBBF) networks ever conceived for the SkyTerra hybrid satellite and mobile terrestrial system under contract to Boeing Satellite Systems
- We are researching and developing exciting new technologies for electronically steered phased array satellite antennas and for small mobile antennas

SATELLITE SERVICES

Our satellite services segment encompasses two primary areas: managed broadband services and mobile broadband services. For everyday enterprise networking or backup protection for primary networks, our managed broadband service provides a combination of terrestrial and satellite connections. Around-the-clock call center and network management operations ensure customer network availability and reliable digital satellite communications.

Our mobile broadband service includes network management services for our customers who use our ArcLight®-based mobile communication systems, under the Yonder™ brand name. Through relationships with roaming partners, we've made great strides in extending ArcLight mobile broadband globally during fiscal year 2009. We're aiming at full global coverage by the end of calendar 2010.

YONDER™ SATELLITE SERVICE COVERAGE


Current Coverage
Planned Coverage 2010
North Pacific Ocean
North Atlantic Ocean
North Pacific Ocean
South Pacific Ocean
South Atlantic Ocean
Indian Ocean



The Backbone of Military Satellite Communications

GOVERNMENT SATCOM SYSTEMS



Military satellite communications was one of our original business areas at ViaSat, and recently it has been one of our fastest growing product lines.

The military satellite communications market can be segmented in a number of ways—depending on the types of satellites used, the missions supported, and the organizational branches involved. But there are two very significant and pervasive themes driving changes in the way the military uses satellite communications. One is the ever-increasing demand for more and more bandwidth to support Internet Protocol (IP) network-centric applications. The other trend is to push the availability of high-speed IP satellite links to lower and lower organizational echelons.

Our current portfolio of products is engineered to quickly answer this demand for smaller, lighter, easier-to-use terminals, using a variety of satellite and ground system technologies in four growing segments:

» *Personal communications* for individual soldiers typically served by UHF or L-band satellites and technology

» *Enduring communications* to enable government organizations to endure even the most catastrophic events and continue secure operations using government-owned, special-purpose satellite constellations

» *Broadband communications* for enterprise-level command centers using both military-owned and leased commercial satellites in X-, C-, Ku-, and Ka-band

» *Mobile communications* for aircraft and vehicles

The result of more terminals in the hands of more military personnel is a constantly growing demand for bandwidth. Defense Information Systems Agency (DISA) leadership acknowledges that planned new military satellite capacity will fall far below the corresponding bandwidth needs of the military, with the gap widening in the next 10 years. The military also cannot wait through a 5–10 year development cycle for dedicated milsatcom systems to come online. The ability to leverage commercial satellite networks to help close the bandwidth gap will remain important for years to come.

SATELLITE SYSTEMS TO MEET NEAR-TERM SATCOM NEEDS

Our balance of commercial and government technology and market presence helps create a unique position for us as a source of products and expertise to fulfill the military mission.

BROADBAND

» Off-the-shelf commercial VSAT systems that operate immediately with leased capacity on C-, Ku-, and Ka-band satellites can fulfill military missions now, especially in the wake of delayed or cancelled military systems like TSAT

PERSONAL

Enhanced UHF—Manpack, airborne, or ship-board global modems, terminals, and network access control, along with accessories and training from the leader in UHF satcom.



Ruggedized BGAN—Small, portable terminals, with or without integrated HAIPE® IS encryption, connecting via the just-launched fourth-generation global Inmarsat network.

ENDURING & BROADBAND

LinkWay®$_{S2}$—A hubless VSAT system for mesh, star, or multi-star networks using the commercial DVB-S2 transmission standard, plus patented ViaSat technologies, to reduce costs, increase efficiency, and add security.



EBEM—Using X-, C-, Ku-, and Ka-band frequencies to deliver much-needed capacity for military very high-speed, point-to-point broadband and multimedia transmissions.

Joint IP Modem—The DoD-standard satellite modem for building an IP network backbone across the battlespace.

MOBILE

ArcLight® mobile broadband—True broadband video, voice, and data communications on-the-move and during high dynamic maneuvers.







- Advanced, bandwidth-optimizing commercial technologies, such as DVB-S2, turbo coding, adaptive modulation, forward error correction, and satellite link management techniques are proven and available for military applications
- Using our leadership in consumer Ka-band systems, we've specifically designed EBEM and JIPM for the Wideband Global Satcom Ka-band capacity, currently the military's highest throughput broadband satellite system

PERSONAL

With over 50,000-fielded UHF tactical terminals, we can help accelerate adoption of the DoD's new, five-satellite Mobile User Objective System (MUOS). Currently, there is a significant time lag from the planned launch of the first satellites until the anticipated availability of ground terminals that can use the new MUOS capabilities.

MOBILE

Over the past year we have experienced rapid growth in our ArcLight®-based Communications on-the-Move (COTM) technology for military airborne applications. We have grown beyond initial market entry to become an integral element of airborne surveillance and senior-leadership aircraft enterprise-office communications.

- Leverages terminals, antenna technology, and near global coverage of our commercial business jet and maritime service
- Spread spectrum technology enables high-speed, two-way communications, even on smaller aircraft, such as the C-130, King Air 300/350, and Plateaus PC-12
- Future developments planned to increase information rates and tailor terminal equipment to better fit mobile platforms, with lower profile, multi-band antenna technology
- A technology road map to exploit high-capacity commercial Ka-band satellites for COTM capabilities, enabling higher speeds and simultaneous operation of many more aircraft

"The breakthroughs in the speed and capability of IP are forcing our ground troops to demand more and more every day. This is an important trend for the government. We cannot wait 10 years to build systems. The demand for more bandwidth is coming from the edge—from young officers in the field, not from the officers in the [Pentagon]. When these soldiers grow up and get promoted, they're going to demand even more."

Richard Williams, principal director, Defense Information Systems Agency

Fulfilling the Projected DoD Bandwidth Shortfall

DOD SATELLITE BANDWIDTH CAPACITY VS. BANDWIDTH DEMAND
Gigabits Per Second



50 Gbps
40 Gbps
30 Gbps
20 Gbps
10 Gbps
0 Gbps
Wideband Global Satcom (WGS)
Global Broadcast Satellite (GBS)
Defense Satellite Communication System (DSCS)
Projected Bandwidth Demand
Projected Bandwidth Shortfall
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: Defense Information Systems Agency

FUTURE HIGH-CAPACITY SATELLITES FOR LONG-TERM DOD BANDWIDTH DEMAND

Each new transition—from dedicated military satellites to leased commercial capacity, from single channel per carrier (SCPC) to everything over IP, and from the Defense Satellite Communication System to Wideband Global Satcom—has been a multiplier in the number of terminals serving military personnel.

But, according to research firm Frost & Sullivan, the military has to meet its needs by leasing 80% of its capacity from commercial operators. And the government spending on commercial satellite systems is projected to grow at a compound annual rate of 16% for the next six years.

We believe our new high throughput satellites can help tame that growing expense and accelerate increases in available bandwidth. ViaSat-1 and Eutelsat KA-SAT are designed to cover two of the top three regions of current and projected commercial bandwidth demand by U.S. forces. DoD can benefit from these new commercial Ka-band assets in several ways:

- Bandwidth prices expected to be substantially lower than that of existing commercial C-band and Ku-band satellites, allowing significant cost savings at current and projected levels of use
- Conversely, given the growing demands for bandwidth in aggregate, and in bandwidth per terminal, we expect to provide much more bandwidth at current funding levels than is otherwise possible
- The high performance of these satellites should enable much higher transmission speeds given existing antenna dimensions—a critical need especially for intelligence, surveillance, and reconnaissance missions that already carry antennas about as large as is practical. Or we can support similar levels of service with much smaller and lighter terminals—a key enabler for many tactical operations.



Information Security as Ubiquitous and Easy to Use as a Cell Phone

INFORMATION ASSURANCE

ViaSat has established the first significant market penetration by a new competitor in the information assurance market in a decade by approaching the business from a different perspective.

We are driving the market away from special purpose microchip (ASIC) designs for crypto engines to general purpose, programmable components combined into a programmable, high-assurance architecture called the PSIAM™ Cryptosystem. PSIAM is at the core of our strategy and can be implemented in stand-alone products or embedded into other systems.

A tangible measure of our success is a 240% increase year-over-year in sales of our KG-250 Inline Network Encryptor, and Information Assurance (IA) segment annual growth averaging better than 40%, year-over-year, over the past eight years.

Our forward looking approach yields a number of benefits:

» Multiple, simultaneous communication channels operating at different security levels with a single crypto engine

» Products can be easily upgraded in the field

» Address more and more applications by taking advantage of third-party research and development that each year produces programmable processors (FPGAs) with lower power, higher performance, and more programmable resources per component

APPLICATION SPECIFIC CIRCUITS (ASICS)	
☒ Specific function locked into chip	☑ **Software in the chip determines function**
☒ Upgrades require hardware swap	☑ **Software upgrades in the field**
☒ Longer lead times for development and deployment in the field	☑ **Reduces time, cost to accommodate new waveforms, functions**
☒ Hardware development cost for every change	☑ **Software-only development leveraging third-party hardware developments**
☒ High quantity production required to recoup development costs	☑ **Lower quantities economically feasible**





FORCE MOBILITY REQUIRES A NEW KIND OF NETWORK ENCRYPTOR

Similar to military satcom, network encryption is also being dispersed toward the "edge" of combat operations, into the hands of more warfighters who are more mobile. Our network encryptors are designed to match this move.

ViaSat was the first to market with a secure network system that supported mobile users in 2004. When introduced, the small, portable KG-250 encryptor became the lowest priced, most capable, and smallest network encryptor on the market.

EASE OF USE LEADERSHIP

As encryptors get into the hands of more and more mobile warfighters, including coalition forces, those individuals are neither network engineers nor crypto experts. Network encryptors are complex technology, but so are modern cell phones, yet virtually anyone is able to pick up a new phone, set it up, and operate it the first time out. That model of simplified operation is our objective in making our encryption products "transparent" to the user, reducing the barriers and costs of training and logistics when secure networks are needed.

MAXIMIZING BANDWIDTH

Mobile users at the edge of operations almost never have enough bandwidth. And encrypting the network foils the network acceleration techniques employed by satcom equipment. To provide customers with the bandwidth efficiency they need, we embed ViaSat eXtreme Performance Enhancing Proxy (xPEP™) technology into our encryptors, again maintaining ease-of-use and portability by eliminating the need for additional hardware. Many customers also employ our AcceleNet application acceleration software for an additional edge.

FUTURE OPPORTUNITIES

» *Securing Data at Rest*—One void in the market has been a lack of high assurance encryption for data stored on computer hard drives, but this year we shipped our first high assurance media encryption products. These products secure data and alleviate customer problems in securing, storing, and transporting either hard drives or complete computers containing sensitive data. We see many opportunities to improve these products by applying our new perspective to this market.

» *Secure Satellite Command*—We are making progress in applying our programmable IA products to securing satellite telemetry, tracking and control.

» *Cyber Defense*—With substantial government investment in cyber security, we are researching how we might address threats to our nation's cyber infrastructure.

» *Simplified Tactical Networking Connections*—We are following the move from small, specialized networks to large standards-based networks by exploring how we can extend data access to on-the-move users with handheld radios and computing devices. We are also providing applications for very efficient transfer of TCP/IP network data including email, file transfer, and video through our customers' existing radio products.



A Significant Advantage for Data Links Customers

DATA LINKS

With all the "action" seemingly centered on innovation in IP data networking, the 25 year-old Link 16 data links market may appear to be a commodity business with little differentiation between vendors. In fact, data links customers gain a significant advantage when they choose ViaSat.

Our strong performance is a result of responsiveness to the market. Consistent with our other businesses, we work from a long-term perspective. This approach affords us success in large programs of record, and in anticipating market trends, where we adapt and create technology to answer new demands.

Another ViaSat differentiator is our ability to pull together technologies from across our range of business areas. An innovative new power amplifier from ViaSat USM is a cost reducer and performance enhancer in our Link 16 MIDS terminals. The programmable PSIAM security module from Information Assurance fits perfectly into the adaptable, upgradeable concept behind the new Multifunctional Information Distribution System Joint Tactical Radio System (MIDS-J) terminal.

PROGRAMS OF RECORD

Our start in Link 16 was marked by engineering advances for MIDS. Our continuing efforts to drive cost reductions and performance improvements in MIDS Low Volume Terminals (MIDS LVT) have been recognized and rewarded by our customers. We're about 70 percent through a 10-year production purchase cycle for MIDS LVT with awards totaling $549 million to date.



MIDS-J: A BASE FOR CONTINUING GROWTH

Next up is the MIDS Joint Tactical Radio System (MIDS-J) terminal, now flight-qualified and with full production on the horizon.

With the end of the U.S. portion of our $500 million MIDS LVT program coming in three to five years, the potential for sales of the new MIDS-J terminal could be even larger. MIDS-J has the ability to extend "longevity in the fight" to legacy platforms such as the F-16 and F-18, integrate international joint forces into the common situational awareness picture, and adapt to unknown new waveforms in the future.

All new F-18 military fighter jets are scheduled for delivery with MIDS-J terminals beginning in February 2010. By calendar 2013, we anticipate beginning the replacement of MIDS LVT terminals following a DoD decision to either upgrade LVTs or swap them out for new, complete MIDS-J units.

RESPONDING TO THE MARKET

Along with our improved MIDS terminals, Link 16 customers have told us of their need for support in maximizing use of the technology, which we do in a number of ways:

- Training, at the customer site or in our Carlsbad Link 16 classroom
- Comprehensive line of support tools for maintenance and testing
- Integration services to build full network systems, especially internationally as the need for joint networking grows

Another trend is the need for expanded access to Link 16 information for more platforms in the battlespace. Our modular, re-programmable architecture positions us strongly to fulfill this need. "Disposable" data links onboard weapons and the portable Small Tactical Terminal (STT) are only possible with low cost, compact ViaSat products.

The same approach is evident in our EnerLinks™ line of digital video data links for intelligence, surveillance, and reconnaissance (ISR) on unmanned aerial and ground systems. Analog technology limits operational range, hogs bandwidth, and leaves signals open to security breaches. As customers use EnerLinks to convert these links to digital, they can gain far more range, efficiency, and security, in addition to the added usefulness of higher resolution, digital video.



Our customized training programs are available to individuals or groups, on location or at our Carlsbad, California facility.


The environment at ViaSat
is business oriented, while
capturing many elements
of a high level university,
both in terms of the quality
of our people and the level
of technical challenge. Our
employees enjoy freedom
and independence, but
also an equal measure of
individual responsibility in
taking on interesting and
rewarding work.


ViaSat



A Growing Leader in the Community

COMMUNITY OUTREACH

As we've grown into a larger company, our informal support for employees' community activities has evolved into a formal program called Vpartners: the ViaSat Community Outreach Program.

Each year's annual report features the people of ViaSat, the key to our success. In addition to the innovation and effort they contribute to our workforce, our employees are also good citizens, giving both their time and other resources to worthwhile community causes. Since its founding, ViaSat has always been supportive of the community activities chosen by our employees, with both company participation and financial support.

PHILOSOPHICAL GOALS

These main goals define Vpartners:

» Involvement and support for the community endeavors in which our employees participate

» Provide a corporate environment in which employees can share information and a feeling of pride, loyalty, and dedication together with ViaSat in fulfilling our role in the community

» Effective communication of our outreach programs to spread awareness among all employees about how they can participate

Vpartners is another way we empower our employees to pursue their own path within our company.


2603
ROBOTICS
2603


Vpartners
employee-driven community outreach

Financial Highlights

NEW CONTRACT AWARDS
dollars in millions



$525.0
$560.0
$728.4
2007
2008
2009

REVENUES
dollars in millions



$516.6
$574.7
$628.2
2007
2008
2009

NET INCOME
dollars in millions



$30.2
$33.5
$38.3
2007
2008
2009

Fiscal Years Ended (In thousands, except per share data)	April 3, 2009	March 28, 2008	March 30, 2007
STATEMENT OF INCOME DATA:			
Revenues	$628,179	$574,650	$516,566
Operating expenses:			
Cost of revenues	446,824	413,520	380,092
Selling, general and administrative	98,624	76,365	69,896
Independent research and development	29,622	32,273	21,631
Amortization of acquired intangible assets	8,822	9,562	9,502
Income from operations	44,287	42,930	35,445
Interest income (expense), net	954	5,155	1,741
Income before income taxes and minority interest	45,241	48,085	37,186
Provision for income taxes	6,794	13,521	6,755
Minority interest in net earnings of subsidiary, net of tax	116	1,051	265
Net income	$ 38,331	$ 33,513	$ 30,166
Basic net income per share	$ 1.25	$ 1.11	$ 1.06
Diluted net income per share	$ 1.20	$ 1.04	$ 0.98
Shares used in computing basic net income per share	30,772	30,232	28,589
Shares used in computing diluted net income per share	31,884	32,224	30,893
BALANCE SHEET DATA:			
Cash, cash equivalents and short-term investments	$ 63,491	$125,219	$103,392
Working capital	203,390	248,251	187,406
Total assets	622,942	551,094	483,939
Other liabilities	24,718	17,290	13,273
Total stockholders' equity	458,748	404,140	348,795

Dear Fellow Shareholders,



Mark D. Dankberg *Chairman of the Board and Chief Executive Officer (right)*
Richard A. Baldridge *President and Chief Operating Officer (left)*

I'm very happy to report that ViaSat earned record financial results again in our fiscal year 2009, ended April 3, 2009. Despite a very challenging macroeconomic environment, the company set records in revenues, earnings, and new orders:

» *Revenue increased 9% to $628 million, up from $575 million in fiscal year 2008*

» *GAAP net income increased 14% to $38 million, from $34 million*

» *GAAP diluted earnings per share was up 15% to $1.20 from $1.04 the previous year*

» *We received $728 million in new orders, also a record, and up from $560 million in fiscal year 2008*

» *We generated $62 million in cash flow from operations*

Those results are noteworthy in the context of a global recession, and we think they reflect a healthy blend of defense and commercial business. The gloomy economic conditions, while possibly beginning to bottom out, have persisted well into calendar 2009. We also have a new administration, with different priorities than the previous one, and that is being reflected in a number of important changes in defense procurement. Still, we believe we have an opportunity to grow again in our fiscal year 2010.

Yogi Berra famously noted that, "It's hard to make predictions, especially about the future." That must be even more relevant in such turbulent times. But we'd like to take this chance to review our collection of business areas and share our perspectives on the growth prospects we see before us.

Our defense business was our main growth driver in fiscal year 2009. While there may be some near-term budget turmoil due to the change in administration, we believe that our core defense businesses will fare well under the revised priorities articulated by U.S. Secretary of Defense Robert Gates:

- *Military satellite communications has been one of our fastest growing areas. There is an evident and growing demand for high speed broadband satellite links—made only more clear by the cancellation of TSAT. Commercial satellite systems are an important component of serving that demand—and two of the top three geographic regions consuming commercial bandwidth are the U.S. and Europe. Our ViaSat-1 North American satellite, and partner Eutelsat's European KA-SAT, offer timely opportunities for the DoD to leverage these next-generation systems for both fixed and mobile applications. These new satellite networks are not only vastly more cost-effective than existing commercial satellites, they enable critical functional and mission capabilities that are simply not possible otherwise. Plus, our military satellite ground network business is benefiting from the recent launches of the first two WGS satellites and the prospect of the first MUOS launches.*
- *Information Assurance, along with cyber-security of all forms, is clearly receiving a lot more attention. We are at the nexus of several critical technology areas including the ability to develop and manufacture devices capable of Type 1 security (the most rigorous security level), the HAIPE® standard for Type 1 Internet Protocol networking, and security for "data at rest" on computers and storage devices. We've been a leader in making these technologies smaller, more affordable, more accessible, and more interoperable with coalition partners. The combination of our key technologies and increasing national focus on cyber-security is opening a number of new opportunities.*
- *Our MIDS Tactical Data Link Low Volume Terminals (LVTs) have been an important contributor to our success for almost a decade. While LVT production has begun to taper, the successor program, MIDS JTRS, is transitioning into manufacturing. Last year we received orders for the first Production Transition Terminals, and the government is planning to purchase Low Rate Initial Production units this year. We are seeing good opportunities for Small Tactical Terminal and Weapon Data Link variants of Link 16 products.*

Our commercial business areas were more challenged this year, by global pressures on business jets, airlines, and information technology capital spending in general. But we did very well on new orders. There were a few important highlights this past year:

- *The ViaSat-1 broadband satellite project made excellent progress. We completed detailed design reviews without any compromise in satellite performance objectives. Satellite construction is underway and on schedule. We've achieved significant savings relative to budget in launch and associated insurance costs.*

» *Next generation ground network development is proceeding well. We received network infrastructure and teleport/gateway contracts from Eutelsat for KA-SAT valued at $70 million. We expect to generate increasing revenues from these contracts, and ultimately from customer premises equipment, as we approach the KA-SAT launch date in summer of 2010.*

» *There is rapidly-growing global interest in high-capacity satellites and direct-to-home Ka-band broadband. We see good prospects for additional program opportunities as early as this year.*

» *Our antenna systems business had another profitable year, and we are identifying new market segments that leverage our network system positions, especially in consumer and mobile broadband antennas.*

» *While the global recession led to substantial declines in most segments of the information technology sector, we actually saw steady, modest growth in end-user adoption of our wide area network optimization product AcceleNet®. Earnings were impacted by losses here, but they were smaller than the previous year. We expect further significant improvements in the current year.*

» *VSAT network sales were certainly impacted by IT spending pressures. But we have been able to contain costs, and also won a significant new project with RascomStar-Qaf, a pan-African initiative for remote fixed-line and mobile telephony connections.*

» *The mobile broadband business had major headwinds as demand for business jets deteriorated and decreased business travel stressed commercial airlines. Still we had significant accomplishments and revenue growth in this area as we formed a series of partnerships to begin deploying a global ArcLight® Ku-band mobile broadband network. Partner KVH Industries is leading maritime applications and we are leading aviation under the Yonder™ brand name.*

We've always adhered to the notion that change breeds opportunities. In that sense, we're anticipating all we can handle in the year ahead!

Finally, thank you to our customers for the opportunity to perform, our suppliers for their contributions to our success, all our fellow ViaSat employees for the dedication and commitment that has made our growth possible, and our shareholders for their support.

Sincerely yours,



Mark D. Dankberg
Chairman of the Board and Chief Executive Officer

Year In Review

APRIL 2008
Set company records with $560 million total new contract awards and $575 million in revenue for FY08.

MAY 2008
Added a ViaSat Authorized Repair Center for satellite communication system service, repairs, and spares in Russia and the Commonwealth of Independent States (CIS): Infrastruktura TK.

JUNE 2008
Won a $52 million delivery order for Multifunctional Information Distribution System (MIDS) terminals from The Space and Naval Warfare Systems Command (SPAWAR), San Diego. // Launched new line of commercial C- and Ku-band satellite transmit and receive products that leverage pricing, technology, and high-volume production advantages gained as the dominant leader in consumer Ka-band transceivers.

JULY 2008
$9.8 million award for Multifunctional Information Distribution System Joint Tactical Radio System (MIDS-J) Production Transition Terminals (PTTs).

AUGUST 2008
Continued shipments of our SurfBeam® satellite modems to Eutelsat Communications as it expanded its Tooway™ consumer broadband satellite service through new distributors in Germany, Spain, Italy, and the UK. // Introduced Digital Video Broadcast Satellite (DVB-S2) multi-stream extraction in our ECC3100 DVB-S2 receiver chip to decode multiple data streams from a single DVB-S2 input.

SEPTEMBER 2008
Received $50 million contract award from Eutelsat Communications subsidiary Skylogic for broadband on-ground baseband infrastructure for Eutelsat's high-capacity KA-SAT Ka-band satellite system. // Integrated our AcceleNet® application accelerator software with LinkStar®$_{S2A}$ satellite network system in a 1,000-site network for UK-based Bentley Walker Telecom.

OCTOBER 2008
Received contract awards totaling $25 million for LinkWay®$_{S2}$ satellite modems to support U.S. Department of Defense (DoD) customers, including funded development for adding DoD-approved transmission security (TRANSEC) and other new system features. // Passed 100,000 flight hours for our ArcLight® airborne broadband system that delivers cable-like broadband service to business aircraft. // AcceleNet product selected as one of the "Top 10 IT Products" at Gartner/ITxpo 2008.

NOVEMBER 2008
Received $28 million contract from The Boeing Company to develop communication equipment for U.S. Government secure strategic and tactical communications program called the Family of Advanced Beyond-line-of-sight Terminals (FAB-T).

DECEMBER 2008
Continued expansion, with distribution partner KVH Industries, of our global mobile Ku-band satellite network serving business jets and maritime vessels, adding Alaska, the North Pacific, and parts of Asia, along with three new ArcLight gateway hubs.

JANUARY 2009
Announced that Insitu Inc. is using ViaSat EnerLinks™II DVA digital data link technology for its Integrator™ and next generation ScanEagle™ unmanned aircraft system (UAS) programs.

FEBRUARY 2009
Received National Security Agency (NSA) certification for the High Assurance Internet Protocol Encryptor Interoperability Specification (HAIPE® IS) V3.0.2 upgrade to our programmable AltaSec® KG-250 Inline Network Encryptor (INE). // Awarded the Leadership in Energy and Environmental Design (LEED®) Gold certification by the U.S. Green Building Council (USGBC) for our new Carlsbad operations building.

MARCH 2009
Demonstrated "Broadband Unleashed", showing how our next generation satellite broadband service is designed to deliver the highest bandwidth at the most affordable prices ever offered by satellite, and showcasing what ViaSat believes should be the "benchmark" service quality and speed for the U.S. Government broadband stimulus initiative. // Received U.S. Army order for initial production of next generation Blue Force Tracking (BFT-2) transceivers for the Force XXI Battle Command Brigade and Below (FBCB2) satellite network upgrade. // Signed International Launch Services (ILS) to launch ViaSat-1, our high-capacity Ka-band spot beam satellite in early 2011 from the Baikonur Space Center in Kazakhstan on a Russian Proton rocket. // Delivered the 3,000th Enhanced Bandwidth Efficient Modem (EBEM) for DoD teleport and U.S. Navy operations. // Won $18 million contract award from Skylogic, the broadband subsidiary of Eutelsat Communications, to build eight gateway earth stations in Europe for the high-capacity KA-SAT Ka-band satellite system.

2008 INDUSTRY RECOGNITION:
Space News "Top 50 Space Companies" // **Defense News** "Top 100 Defense Contractors" and "Fast Track 50" // **Deloitte** "Fast 50" fastest growing San Diego technology companies for the sixth time // **American Institute of Aeronautics and Astronautics (AIAA)** "2008 Aerospace International Communications Award": CEO Mark Dankberg



Financial Performance

VIASAT, INC.

Selected Financial Data

The following table provides our selected financial information for each of the fiscal years in the five-year period ended April 3, 2009. The data as of and for each of the fiscal years in the five-year period ended April 3, 2009 have been derived from our audited financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes which are included elsewhere in this Annual Report.

Fiscal Years Ended (In thousands, except per share data)	April 3, 2009	March 28, 2008	March 30, 2007	March 31, 2006	April 1, 2005
STATEMENT OF INCOME DATA:					
Revenues	$628,179	$574,650	$516,566	$433,823	$345,939
Operating expenses:					
Cost of revenues	446,824	413,520	380,092	325,271	262,260
Selling, general and administrative	98,624	76,365	69,896	57,059	48,631
Independent research and development	29,622	32,273	21,631	15,757	8,082
Amortization of acquired intangible assets	8,822	9,562	9,502	6,806	6,642
Income from operations	44,287	42,930	35,445	28,930	20,324
Interest income (expense), net	954	5,155	1,741	(200)	304
Income before income taxes and minority interest	45,241	48,085	37,186	28,730	20,628
Provision for income taxes	6,794	13,521	6,755	5,105	1,246
Minority interest in net earnings of subsidiary, net of tax	116	1,051	265	110	115
Net income	$ 38,331	$ 33,513	$ 30,166	$ 23,515	$ 19,267
Basic net income per share	$ 1.25	$ 1.11	$ 1.06	$ 0.87	$ 0.72
Diluted net income per share	$ 1.20	$ 1.04	$ 0.98	$ 0.81	$ 0.68
Shares used in computing basic net income per share	30,772	30,232	28,589	27,133	26,749
Shares used in computing diluted net income per share	31,884	32,224	30,893	28,857	28,147
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	$ 63,491	$125,219	$103,392	$ 36,887	$ 14,741
Working capital	203,390	248,251	187,406	152,907	138,859
Total assets	622,942	551,094	483,939	365,069	301,825
Other liabilities	24,718	17,290	13,273	7,625	3,911
Total stockholders' equity	458,748	404,140	348,795	263,298	226,283

Net income for fiscal years 2009, 2008 and 2007 included stock-based compensation expense of approximately $9.8 million, $7.1 million and $5.0 million, respectively, recorded under Statement of Financial Accounting Standards (SFAS) No. 123 (SFAS 123R), "Share-Based Payment" adopted on April 1, 2006 and upon our review of stock option grant procedures in fiscal year 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We are a leading producer of innovative satellite and other wireless communications and networking systems to government and commercial customers. Our ability to apply technologies between government and commercial customers combined with our diversification of technologies, products and customers, provides us with a strong foundation to sustain and enhance our leadership in advanced wireless communications and networking technologies. Based on our history and extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions, which enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. Our goal is to leverage our advanced technology and capabilities to capture a considerable share of the networking and global satellite communications equipment and services segment of the broadband communications market for both government and commercial customers.

Our internal growth to date has historically been driven largely by our success in meeting the need for advanced communications products for our government and commercial customers. By developing cost-effective communications solutions incorporating our advanced technologies, we have continued to grow the markets for our products and services.

In fiscal year 2008, we announced a change in the composition of our segments to reflect the realignment of the organization with our strategic initiatives. We conduct our business through three segments: government systems, commercial networks and satellite services. Prior fiscal year information has been recast to facilitate comparisons to the newly established reportable segments.

GOVERNMENT SYSTEMS

Our government business encompasses specialized products principally serving defense customers and includes:

- Data links, including MIDS terminals, MIDS Joint Tactical Radio System (MIDS JTRS) development and UAV technologies,
- Information security and assurance products and services, which enable military and government users to communicate secure information over secure and non-secure networks, and
- Government satellite communication systems and products, including UHF DAMA satellite communications products consisting of modems, terminals and network control systems, and innovative broadband solutions to government customers to increase available bandwidth using existing satellite capacity.

Serving government customers with cost-effective products and solutions continues to be a critical and core element of our overall business strategy.

COMMERCIAL NETWORKS

Our commercial networks segment offers an end-to-end capability to provide customers with a broad range of satellite communication and other wireless communications equipment solutions including:

- Consumer broadband products and solutions to customers based on DOCSIS® or DVB-RCS technology,
- Mobile broadband products and systems for airborne, maritime and ground mobile broadband applications,
- Enterprise Very Small Aperture Terminal (VSAT) networks products,
- Satellite networking systems design and technology development, and
- Antenna systems for commercial and defense applications and customers.

With expertise in commercial satellite network engineering, gateway construction and remote terminal manufacturing for all types of interactive communications services, we have the ability to take overall responsibility for designing, building, initially operating and then handing over a fully operational, customized satellite network serving a variety of markets and applications. In addition, based on our advanced satellite technology and systems integration experience, we have developed products addressing five key broadband markets: enterprise, consumer, in-flight, maritime and ground mobile applications.

SATELLITE SERVICES

Our satellite services segment encompasses three primary areas: managed broadband services, mobile broadband services and wholesale bandwidth services. For everyday enterprise networking or backup protection for primary networks, our managed broadband service provides a combination of terrestrial and satellite connections through an around-the-clock call center and network management operation to ensure customer network availability and reliable digital satellite communications. Our mobile broadband service includes network management services for our customers who utilize our Arclight-based mobile communication systems, also through our network management center. In 2008, we began construction of a high-speed Ka-band satellite in order to provide wholesale broadband services over North America. We currently plan to launch this satellite in early 2011 and introduce service later in 2011.

SOURCES OF REVENUES

To date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and obtaining additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, fixed-price contracts, which require us to provide products and services under a contract at a specified price, comprised approximately 86% of our revenues for both fiscal years 2009 and 2008, and 84% of our revenues for fiscal year 2007. The remainder of our annual revenue was derived from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues are from contracts for the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development were approximately $126.7 million or 20% of our total revenues during fiscal year 2009, $112.2 million or 20% of our total revenues during fiscal year 2008, and $122.9 million or 24% of our total revenues during fiscal year 2007.

We also incur independent research and development expenses, which are not directly funded by a third party. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. Independent research and development expenses were approximately 5%, 6% and 4% of revenues during fiscal years 2009, 2008 and 2007, respectively. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

EXECUTIVE SUMMARY

We develop, manufacture and provide services related to satellite ground systems and other related government and commercial digital communication and networking equipment. Our products are generally highly complex and have a concept-to-market timeline of several months to several years. The development of products where customers expect state-of-the-art results requires an exceptionally talented and dedicated engineering workforce. Since inception, we have been able to attract, develop and retain engineers who support our business and customer objectives, while experiencing low turnover (relative to our industry). The consistency and depth of our engineering workforce has enabled us to develop leading edge products and solutions for our customers.

During fiscal year 2008, we completed the acquisition of all of the outstanding capital stock of JAST, S.A. (JAST), a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of JAST from the date of acquisition in our commercial networks segment.

During our fiscal years 2006 and 2007, we completed the acquisitions of Efficient Channel Coding, Inc. (ECC), Enerdyne Technologies, Inc. (Enerdyne) and Intelligent Compression Technologies, Inc. (ICT). The acquisitions were accounted for as purchases and accordingly, the operating results of ECC, Enerdyne and ICT have been included from the dates of acquisition in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

REVENUE RECOGNITION

A substantial portion of our revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. For contract claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. During fiscal years 2009, 2008 and 2007, we recorded losses of approximately $5.4 million, $7.9 million and $4.5 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised.

We believe we have established appropriate systems and processes to enable us to reasonably estimate future cost on our programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we would disclose the related impact in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, these estimates require significant management judgment and a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. A one percent variance in our future cost estimates on open fixed-price contracts as of April 3, 2009 would change our income before income taxes and minority interest by approximately $0.4 million.

We also have contracts and purchase orders where revenue is recorded on delivery of products in accordance with Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition." In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with Emerging Issues Task Force 00-21 (EITF 00-21), "Accounting for Multiple Element Revenue Arrangements," and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish evidence for those elements could affect the timing of revenue recognition.

ACCOUNTING FOR STOCK-BASED COMPENSATION

At April 3, 2009, we had stock-based compensation plans described in Note 6 to the Consolidated Financial Statements. We grant options to purchase our common stock and award restricted stock units to our employees and directors under our equity compensation plans. Eligible employees can also purchase shares of our common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period under our employee stock purchase plan. The benefits provided under these plans are stock-based payments subject to the provisions of revised SFAS 123R. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended April 3, 2009 was $3.9 million, $4.8 million and $1.1 million for employee stock options (including stock options assumed in business combination), restricted stock units and the employee stock purchase plan, respectively. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 28, 2008 was $3.9 million, $2.4 million and $0.8 million for employee stock options (including stock options assumed in business combination), restricted stock units and the employee stock purchase plan, respectively. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 30, 2007 was $1.9 million, $1.2 million and $0.8 million for employee stock options, restricted stock units and the employee stock purchase plan, respectively. At April 3, 2009, there was $6.4 million, $13.2 million and $0.3 million in unrecognized compensation expense related to unvested stock options (including stock options assumed in business combination), restricted stock units and the employee stock purchase plan, respectively, which is expected to be recognized over a weighted average period of 2.1 years, 2.8 years and less than six months, respectively.

The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model (Black-Scholes model) is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense that we record under SFAS 123R may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate stock-based compensation under SFAS 123R. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined in accordance with SFAS 123R, SAB 107, "Share-Based Payment," and SAB 110, "Year-End Help For Expensing Employee Stock Options," using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of stock-based compensation expense can be significant to our financial statements, but this expense is based on option valuation models and will never result in the payment of cash by us. The guidance in SFAS 123R, SAB 107 and SAB 110 is relatively new and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Theoretical valuation models and market-based methods are evolving and may result in lower or higher fair value estimates for stock-based compensation. The timing, readiness, adoption, general acceptance, reliability and testing of these methods is uncertain. Sophisticated mathematical models may require voluminous historical information, modeling expertise, financial analyses, correlation analyses, integrated software and databases, consulting fees, customization and testing for adequacy of internal controls. Market-based methods are emerging that, if employed by us, may dilute our earnings per share and involve significant transaction fees and ongoing administrative expenses. The uncertainties and costs of these extensive valuation efforts may outweigh the benefits to investors.

Our expected volatility is a measure of the amount by which our stock price is expected to fluctuate. The estimated volatility for stock options and employee stock purchase rights is based on the historical volatility calculated using the daily stock price of our stock over a recent historical period equal to the expected term. The risk-free interest rate that we use in determining the fair value of our stock-based awards is based on the implied yield on United States Treasury zero-coupon issues with remaining terms equivalent to the expected term of our stock-based awards.

The expected life of employee stock options represents the calculation using the "simplified" method for "plain vanilla" options applied consistently to all "plain vanilla" options, consistent with the guidance in SAB 107. In December 2007, the Securities and Exchange Commission (SEC) issued SAB 110 to amend the SEC's views discussed in SAB 107 regarding the use of the simplified method in developing an estimate of expected life of options in accordance with SFAS 123R. Due to significant changes in our option terms in October of 2006 and lack of sufficient history, we will continue to use the simplified method until we have the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110. For the expected option life, we have what SAB 107 defines as "plain-vanilla" stock options, and therefore use a simple average of the vesting period and the contractual term for options as permitted by SAB 107. The weighted average expected life of employee stock options granted during the fiscal year ended April 3, 2009, derived from the "simplified" method was 4.1 years. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under our employee stock purchase plan would be fully exercised.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We make estimates of the collectability of our accounts receivable based on historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debts have been minimal; a contributing factor to this is that a significant portion of our sales has been to the United States government. More recently, commercial customers have comprised a larger part of our revenues. Our accounts receivable balance was $164.1 million, net of allowance for doubtful accounts of $0.4 million, as of April 3, 2009, and our accounts receivable balance was $155.5 million, net of allowance for doubtful accounts of $0.3 million, as of March 28, 2008.

WARRANTY RESERVES

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

GOODWILL AND OTHER INTANGIBLE ASSETS

We account for our goodwill under SFAS 142, "Goodwill and Other Intangible Assets." The SFAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within our government systems and commercial networks segments have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS 142 goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. In applying the first step, which is identification of any impairment of goodwill, no impairment of goodwill has resulted.

PROPERTY, EQUIPMENT AND SATELLITE

Equipment, computers and software, furniture and fixtures and our satellite under construction are recorded at cost, net of accumulated depreciation. Costs are capitalized as incurred and for our satellite include construction, launch and insurance. Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the satellite. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellite in service.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT AND SATELLITE, AND OTHER INTANGIBLE ASSETS)

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we assess potential impairments to our long-lived assets, including property, equipment and satellite and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. We have not identified any such impairment.

INCOME TAXES

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with SFAS 109, "Accounting for Income Taxes," net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On March 31, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We maintained a valuation allowance of $2.1 million and $1.0 million against deferred tax assets at April 3, 2009 and March 28, 2008, respectively, relating to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Fiscal Years Ended	April 3, 2009	March 28, 2008	March 30, 2007
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Cost of revenues	71.1	72.0	73.6
Selling, general and administrative	15.7	13.3	13.5
Independent research and development	4.7	5.6	4.2
Amortization of intangible assets	1.4	1.6	1.8
Income from operations	7.1	7.5	6.9
Income before income taxes	7.2	8.4	7.2
Provision for income taxes	1.1	2.4	1.3
Net income	6.1	5.8	5.8

FISCAL YEAR 2009 COMPARED TO FISCAL YEAR 2008

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$628.2	$574.7	$53.5	9.3%

The increase in revenues from $574.7 million in fiscal year 2008 to $628.2 million during fiscal year 2009 was primarily due to higher customer awards received during our fiscal year 2009 of $728.4 million compared to $560.0 million in fiscal year 2008, and the conversion of a portion of those awards into revenues. Increased revenues were experienced in our government systems segment, which increased by $69.1 million, and our satellite services segment, which increased by $1.9 million, offset by a decrease in our commercial networks segment of $17.5 million. The revenue increase in our government systems segment was primarily derived from higher sales of $45.5 million in information assurance products and development programs, $29.6 million in next generation military satellite communication systems and $6.0 million in video data link systems, offset by a decrease in sales of $10.8 million in next generation tactical data link development and a decrease of $1.1 million in sales from our majority-owned subsidiary, TrellisWare. Our satellite services segment revenue increase of approximately $1.9 million was primarily derived from service arrangements supporting both the mobile broadband and enterprise managed networks services markets. Our commercial networks segment revenue decrease was mainly due to a $34.0 million reduction in consumer broadband products sales and a $2.2 million reduction in enterprise VSAT product sales, offset by a $19.2 million increase in sales of mobile satellite systems programs.

Cost of Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of revenues	$446.8	$413.5	$33.3	8.1%
Percentage of revenues	71.1%	72.0%		

The increase in cost of revenues from $413.5 million during fiscal year 2008 to $446.8 million in fiscal year 2009 was primarily due to our increased revenues year-over-year. However, we did experience a slight year-over-year decrease in cost of revenues as a percentage of revenues from 72.0% to 71.1%. This improvement was due to product cost reductions of approximately $6.3 million in our government systems segment mainly from next generation military satellite communication systems programs, offset by an increase in cost of revenues of $4.0 million in our commercial networks segment from lower margin next generation broadband development programs in fiscal year 2009 compared to last fiscal year. Cost of revenues for fiscal years 2009 and 2008 included approximately $2.5 million and $1.8 million, respectively, in stock-based compensation expense. Cost of revenues may fluctuate in future periods depending on the mix of products sold and services provided, competition, new product introduction costs and other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$98.6	$76.4	$22.3	29.1%
Percentage of revenues	15.7%	13.3%		

The increase in selling, general and administrative (SG&A) expenses in fiscal year 2009 compared to fiscal year 2008 was primarily attributable to higher selling and new business proposal costs of approximately $4.1 million for new contract awards, increased support costs related to business growth of approximately $14.4 million, increased support costs related to our ViaSat-1 satellite of $2.1 million and an increase of approximately $1.6 million in stock-based compensation expense. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government, commercial and satellite service sales opportunities.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$29.6	$32.3	$(2.7)	(8.2)%
Percentage of revenues	4.7%	5.6%		

The year-over-year decrease in independent research and development (IR&D) expenses of approximately $2.7 million reflects a year-over-year decrease in our commercial networks segment of $4.8 million for fiscal year 2009 when compared to fiscal year 2008, offset by an increase in our government systems segment of $2.2 million. The lower IR&D expenses were principally due to a shift of some of our efforts from internal development projects to customer-funded development.

Amortization of Intangible Assets. The intangible assets from prior acquisitions are being amortized over estimated useful lives ranging from eight months to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

The expected amortization expense of long-lived acquired intangible assets for the next five fiscal years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2010	$ 5,588
Expected for fiscal year 2011	4,826
Expected for fiscal year 2012	3,600
Expected for fiscal year 2013	1,047
Expected for fiscal year 2014	646
Thereafter	948
	$16,655

Interest Income. Interest income decreased to $1.5 million for fiscal year 2009 from $5.7 million for fiscal year 2008 due to lower interest rates on our investments and lower average invested cash balances during year-over-year.

Interest Expense. Interest expense decreased slightly to $0.5 million for fiscal year 2009 from $0.6 million for fiscal year 2008. Commitment fees on our line of credit availability remained substantially the same for each period. We had no outstanding borrowings under our line of credit at April 3, 2009 and March 28, 2008.

Provision for Income Taxes. The decrease in the effective rate from 15.0% in fiscal year 2009 compared to 28.1% in fiscal year 2008 was primarily due to increased federal tax credits in fiscal year 2009 as the federal research credit in fiscal year 2009 included fifteen months of the credit compared to only nine months in fiscal year 2008 as a result of the October 2008 reinstatement of the credit retroactively from January 1, 2008.

OUR SEGMENT RESULTS FISCAL YEAR 2009 COMPARED TO FISCAL YEAR 2008

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$388.7	$319.5	$ 69.1	21.6%

Our year-over-year government systems segment revenues increased primarily due to higher customer awards of $407.3 million during fiscal year 2009 compared to $306.2 million in fiscal year 2008, and the conversion of a portion of those awards into revenues. The $69.1 million revenue increase was generated from higher sales of information assurance products and development programs of $45.5 million, next generation military satellite communication systems of $29.6 million and video data link systems of $6.0 million, offset by a revenue decrease of $10.8 million in next generation tactical data link development and a $1.1 million revenue decrease from our majority-owned subsidiary, TrellisWare.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 57.0	$ 45.8	$ 11.2	24.5%
Percentage of segment revenues	14.7%	14.3%		

Government systems segment operating profits increased in fiscal year 2009 when compared to fiscal year 2008 primarily due to increased revenues and related product contributions of $27.7 million, offset by $14.3 million in higher selling, support and new business proposal costs, and a $2.2 million increase in IR&D costs.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$230.8	$248.3	$(17.5)	(7.0)%

The decrease in our commercial networks segment fiscal year 2009 revenues compared to fiscal year 2008 primarily resulted from reduced consumer broadband products revenues of $34.0 million and a $2.2 million revenue reduction from enterprise VSAT products, offset by a $19.2 million revenue increase from our mobile satellite systems programs.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 0.1	$ 9.8	$ (9.7)	(99.4)%
Percentage of segment revenues	0.0%	3.9%		

Our commercial networks segment operating profit decreased in fiscal year 2009 from fiscal year 2008 primarily due to higher selling, support and new business proposal costs of $6.0 million. We also experienced operating profit decreases due to the addition of certain consumer product programs for next generation broadband equipment yielding lower margins compared to prior year. These operating profit decreases were slightly offset by better program performance in our antenna systems products group totaling approximately $1.8 million and in our mobile satellite systems programs totaling approximately $1.7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 8.7	$ 6.8	$ 1.9	27.6%

Our satellite services segment experienced a slight revenue increase year-over-year. These revenues were primarily derived from service arrangements supporting both the mobile broadband and enterprise managed networks services markets.

Segment Operating Loss

Fiscal Years Ended (In millions, except percentages)	April 3, 2009	March 28, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (4.0)	$ (2.9)	$ (1.1)	(39.5)%
Percentage of segment revenues	(45.8)%	(41.8)%		

The increase in satellite services segment operating losses of $1.1 million in fiscal year 2009 when compared to fiscal year 2008 was primarily driven by a $2.1 million increase in legal and support costs related to our ViaSat-1 satellite, offset by approximately $1.0 million in contributions from satellite services segment revenue growth, net of cost of revenues.

FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

Revenues

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$574.7	$516.6	$58.1	11.2%

The increase in revenues from $516.6 million to $574.7 million was due to higher customer awards received during our fiscal year 2008 of $560.0 million compared to $525.0 million in fiscal year 2007, and the conversion of certain of those awards into revenues. Increased revenues were experienced in all three of our government systems, commercial networks and satellite services segments. The revenue increase in our government systems segment was primarily derived from increased sales of next generation military satellite communication systems of approximately $25.3 million, tactical data link products of approximately $5.9 million, video data link systems of approximately $4.1 million, certain government information assurance products of approximately $2.4 million and $3.3 million from TrellisWare, our majority-owned subsidiary. Our commercial networks segment revenue increase was primarily derived from increased sales of consumer broadband products of approximately $23.7 million and $14.8 million in higher sales from our antenna systems products, offset by a $25.3 million reduction in enterprise VSAT product sales.

Cost of Revenues

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of revenues	$413.5	$380.1	$33.4	8.8%
Percentage of revenues	72.0%	73.6%		

The increase in cost of revenues from $380.1 million to $413.5 million was primarily due to our increased revenues. However, we did experience a decrease in the cost of revenues as a percent of revenues from 73.6% in fiscal year 2007 to 72.0% in fiscal year 2008. This improvement was primarily due to product cost reductions in our consumer and mobile broadband products totaling approximately $6.7 million and better program performance in our antenna systems product group totaling approximately $6.0 million. Cost of revenues in each of fiscal year 2008 and fiscal year 2007 included approximately $1.8 million in stock-based compensation expense, respectively.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 76.4	$ 69.9	$ 6.5	9.3%
Percentage of revenues	13.3%	13.5%		

The increase in SG&A expenses year-over-year was primarily attributable to higher support costs of approximately $1.0 million and higher selling and proposal costs of approximately $4.6 million to support our anticipated future revenue growth, and approximately $4.7 million in stock-based compensation expense recorded in fiscal year 2008 versus $2.9 million in fiscal year 2007. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 32.3	$ 21.6	$10.6	49.2%
Percentage of revenues	5.6%	4.2%		

The increase in IR&D expenses reflected year-over-year increases derived from the government systems segment of $6.5 million and the commercial networks segment of $4.1 million. The higher IR&D expenses were principally for the development of next generation information assurance, UAV technology, next generation broadband equipment and mobile antenna technologies and reflected our recognition of certain opportunities in these markets and the need to invest in the development of new technologies to meet these opportunities.

Amortization of Intangible Assets. The intangible assets from prior acquisitions are being amortized over estimated useful lives ranging from eight months to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

Interest Income. Interest income increased to $5.7 million for fiscal year 2008 from $2.2 million for fiscal year 2007 due to higher average invested cash balances year-over-year.

Interest Expense. Interest expense increased to $0.6 million for fiscal year 2008 from $0.4 million for fiscal year 2007, primarily due to the accretion of interest on a borrowing agreement entered into in the fourth quarter of fiscal year 2007. Commitment fees on our line of credit availability remained the same year-over-year. At March 28, 2008 and March 30, 2007, we had no outstanding borrowings under our line of credit.

Provision for Income Taxes. The increase in the effective rate for fiscal year 2008 compared to fiscal year 2007 was primarily due to reduced federal tax credits in fiscal year 2008 as the research credit was available for only nine months in fiscal year 2008 compared to fifteen months in fiscal year 2007 due to reinstatement of the credit retroactively to January 1, 2006.

OUR SEGMENT RESULTS FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$319.5	$278.4	$41.2	14.8%

Our government systems segment revenues increased primarily due to a higher beginning backlog and the receipt of $306.2 million in awards during fiscal year 2008. The $41.2 million revenue increase was comprised of higher year-over-year sales of approximately $25.3 million in next generation military satellite communication systems, approximately $5.9 million from tactical data link products, approximately $4.1 million from sales of video data link systems, approximately $2.4 million from certain government information assurance products and $3.3 million increase in sales at TrellisWare, our majority-owned subsidiary.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 45.8	$ 42.8	$3.0	7.0%
Percentage of segment revenues	14.3%	15.4%		

Our government systems segment operating profits increased primarily due to the increased revenues of $41.2 million, offset by additional IR&D spending of $6.5 million, growth in SG&A expenses of $4.0 million from higher selling and support costs, and additional non-cash stock-based compensation charges of $0.8 million.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$248.3	$231.5	$16.8	7.2%

Our commercial networks segment revenue growth was primarily derived from higher consumer broadband sales of approximately $23.7 million combined with $14.8 million in higher sales from our antenna systems products. These increases were offset by a $25.3 million reduction in enterprise VSAT product sales, resulting in total year-over-year commercial networks segment increases of $16.8 million.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 9.8	$ 4.3	$ 5.5	129.1%
Percentage of segment revenues	3.9%	1.8%		

Operating profit growth of $5.5 million in our commercial networks segment was primarily driven by improved performance of consumer broadband products, which contributed to product cost reductions of approximately $6.7 million year-over-year. This was offset by a decrease in operating profit associated with reduced enterprise VSAT product sales and an increase in non-cash stock-based compensation expense of approximately $1.3 million.

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 6.8	$ 6.7	$ 0.1	1.9%

Our satellite services segment experienced revenues relatively flat year-over-year. These revenues were primarily derived from service arrangements supporting both the mobile broadband and enterprise managed networks services markets.

Segment Operating Loss

Fiscal Years Ended (In millions, except percentages)	March 28, 2008	March 30, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (2.9)	$ (1.7)	$ (1.2)	(67.8)%
Percentage of segment revenues	(41.8)%	(25.4)%		

The increase in satellite services segment operating losses of $1.2 million was primarily driven by the write-off of a certain receivable due to a customer bankruptcy in our managed broadband services business.

BACKLOG

Total new awards for us were $728.4 million for fiscal year 2009 compared to $560.0 million for fiscal year 2008. New contract awards in fiscal year 2009 were a record for the company.

As reflected in the table below, both funded and firm backlog increased during fiscal year 2009 primarily due to some expected large contract awards that we began pursuing in fiscal year 2008 and for which negotiations were completed in fiscal year 2009.

(In millions)	April 3, 2009	March 28, 2008
FIRM BACKLOG		
Government Systems segment	$225.6	$206.8
Commercial Networks segment	238.7	154.5
Satellite Services segment	10.3	13.1
Total	$474.6	$374.4
FUNDED BACKLOG		
Government Systems segment	$209.1	$186.1
Commercial Networks segment	187.1	154.5
Satellite Services segment	10.3	13.1
Total	$406.5	$353.7
Contract options	$ 25.6	$ 39.3

The firm backlog does not include contract options. Of the $474.6 million in firm backlog, approximately $323.6 million is expected to be delivered in fiscal year 2010, and the balance is expected to be delivered in fiscal year 2011 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing and equity financing. The general cash needs of our government systems, commercial networks and satellite services segments can vary significantly and depend on the type and mix of contracts in backlog (i.e., product or service, development or production, and timing of payments), the quality of the customer (i.e., government or commercial, domestic or international) and the duration of the contract. In addition, for all three of our segments, program performance significantly impacts the timing and amount of cash flows. If a program is performing and meeting its contractual requirements, then the cash flow requirements are usually lower. The cash needs of the government systems segment tend to be more a function of the type of contract rather than customer quality. Also, United States government procurement regulations tend to restrict the timing of cash payments on the contract. In the commercial networks and satellite services segments, our cash needs are driven primarily by the quality of the customer and the type of contract. The quality of the customer can affect the specific contract cash flow and whether financing instruments are required by the customer. In addition, the commercial networks and satellite services financing environments tend to provide for more flexible payment terms with customers, including advance payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

In January 2008, we announced plans to have our high-capacity ViaSat-1 satellite constructed and to develop the related ground network equipment.

Cash provided by operating activities in fiscal year 2009 was $61.9 million as compared to cash provided by operating activities in fiscal year 2008 of $48.3 million. The increase of $13.6 million in cash provided by operating activities in fiscal year 2009 compared to fiscal year 2008 was primarily attributed to additional net operating asset conversions to cash of $12.3 million and higher year-over-year net income of $4.8 million. Combined billed and unbilled accounts receivable, net, increased by $8.6 million from prior fiscal year-end due to a $12.6 million increase in our commercial networks segment and a $0.3 million increase in our satellite services segment, offset by a $4.3 million decrease in our government systems segment spread across various customers. Collections in excess of revenue included in accrued liabilities decreased approximately $10.4 million as we progressed towards completion of certain larger development projects and recorded the related revenues, as well as the timing of any additional milestones billings.

Cash used in investing activities in fiscal year 2009 was $126.1 million as compared to cash used in investing activities in fiscal year 2008 of $35.2 million. The increase in cash used in investing activities was primarily related to the construction costs of our ViaSat-1 satellite of approximately $93.4 million and other additional capital expenditures for equipment of approximately $23.8 million in fiscal year 2009 compared to approximately $22.8 million of total capital expenditures in fiscal year 2008. In addition, cash used in investing activities in fiscal year 2009 included, in connection with the terms of our JAST acquisition, the cash payment of the remaining portion of the initial purchase price of approximately $0.8 million on the first anniversary of the closing date. Cash used in investing activities for fiscal year 2008 included $8.7 million paid in cash to certain former ECC stockholders under the terms of the acquisition agreement for ECC, $0.9 million in cash paid for the acquisition of JAST on the closing date under the terms of the JAST acquisition agreement, and $0.3 million paid in cash to former stockholders of Enerdyne under the terms of the Enerdyne acquisition agreement.

Cash provided by financing activities for fiscal year 2009 was $3.2 million as compared to $8.3 million for fiscal year 2008. The approximate $5.1 million decrease in cash inflows for fiscal year 2009 compared to fiscal year 2008 was primarily related to the $4.7 million repayment of our secured borrowing at the beginning of fiscal year 2009, offset by $1.5 million in cash receipts related to the sale of stock in our majority-owned subsidiary, TrellisWare. During April 2008, TrellisWare issued additional shares of preferred stock and received $1.5 million in cash proceeds from other principal stockholders. We also invested $1.8 million in order to maintain the level of our percentage ownership interest. In addition, cash provided by financing activities for both periods included cash received from stock option exercises, employee stock purchase plan purchases and cash inflows related to the incremental tax benefit from stock-based compensation, slightly offset by the repurchase of common stock related to net share settlement of certain employee tax liabilities in connection with the vesting of restricted stock unit awards.

In January 2008, we entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada (Telesat) related to our high-capacity satellite system. Under the satellite construction contract with SS/L, we purchased a new broadband satellite (ViaSat-1) designed by us and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). We have entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse us for 15% of the total costs associated with launch and launch insurance, for which the reimbursement amount is estimated to be approximately $20.7 million, and in-orbit insurance and satellite operating costs post launch.

In November 2008, we entered into a launch services agreement with Arianespace to procure launch services for the ViaSat-1 satellite at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, we substituted ILS International Launch Services, Inc. for Arianespace as the primary provider of launch services for ViaSat-1 and, accordingly, we entered into a contract for launch services with ILS to procure launch services for the ViaSat-1 satellite at an estimated cost of approximately $80.0 million, subject to certain adjustments, resulting in a net savings of approximately $20.0 million on the ViaSat-1 satellite.

On May 7, 2009, we entered into an Amended and Restated Launch Services Agreement with Arianespace. Under the terms of the Amended and Restated Launch Services Agreement, Arianespace has agreed to perform certain launch services to maintain the launch capability for the ViaSat-1 high-capacity satellite, should the need arise, or for launch services of a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The projected total cost of the ViaSat-1 project, including the satellite, launch, insurance and related gateway infrastructure, through in-service of the satellite is estimated to be approximately $400.0 million, and will depend on the timing of the gateway infrastructure roll-out. We continually evaluate alternative strategies that would limit our total required investment. We believe we have adequate sources of funding for the project, which includes our cash on hand, the cash we expect to generate from operations over the next few years, and additional borrowing ability based on our financial position and low debt leverage ratio. We believe this provides us flexibility to execute this project in an appropriate manner and/or obtain outside equity in the range indicated under terms that we consider reasonable.

We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. At April 3, 2009, we had $63.5 million in cash and cash equivalents, $203.4 million in working capital and no outstanding borrowings under our line of credit. At March 28, 2008, we had $125.2 million in cash, cash equivalents and short-term investments, $248.3 million in working capital and no outstanding borrowings under our line of credit. Our cash and cash equivalents are held in accounts managed by third party financial institutions. To date, we have experienced no loss of access to our cash equivalents; however, there can be no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

On October 31, 2008, we entered into a three-year $85.0 million revolving credit facility (the Credit Facility) in the form of the Third Amended and Restated Revolving Loan Agreement, which replaced an existing $60.0 million revolving credit facility. Borrowings under the Credit Facility are permitted up to a maximum amount of $85.0 million, including up to $25.0 million of letters of credit, and bear interest, at our option, at either (a) the higher of the Federal Funds rate plus 0.50% or the administrative agent's prime rate as announced from time to time, or (b) at the London interbank offered rate plus, in the case of each of (a) and (b), an applicable margin that is based on the ratio of our debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Credit Facility is collateralized by substantially all of our personal property. At April 3, 2009, we had $6.2 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility of $78.8 million.

The Credit Facility contains financial covenants regarding a maximum leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, our ability to incur additional debt, sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments.

To further enhance our liquidity position, we may increase our existing credit facility or raise additional capital, which could consist of debt, convertible debt or equity financing from public and/or private capital markets. In April 2007, we filed a new universal shelf registration statement with the Securities and Exchange Commission, or SEC, for the future sale of up to an additional $200.0 million of debt securities, common stock, preferred stock, depositary shares and warrants, bringing the aggregate available under our universal shelf registration statements to up to $400.0 million. The securities may be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. The sale of additional securities could result in additional dilution of our stockholders.

Our future capital requirements will depend upon many factors, including the timing and amount of cash required for the ViaSat-1 satellite project pursuant to our contractual commitments, other future broadband satellite projects we may engage in, expansion of our research and development and marketing efforts, and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities along with availability under our Credit Facility will be sufficient to meet our anticipated operating requirements for at least the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our obligations under operating leases, irrevocable letters of credit, purchase commitments and other long-term liabilities for the periods indicated:

For the Fiscal Years Ending (In thousands)	Total	2010	2011–2012	2013–2014	Thereafter
Operating leases	$103,341	$ 13,858	$ 28,259	$24,422	$ 36,802
Standby letters of credit	6,165	3,401	2,764	—	—
Purchase commitments including satellite-related agreements	413,430	174,877	88,709	16,336	133,508
Total	$522,936	$192,136	$119,732	$40,758	$170,310

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We have also entered into agreements with suppliers for the construction, operation and launch of our ViaSat-1 satellite. In addition, we have contracted for an additional launch which can be used as a back-up launch for our ViaSat-1 satellite or for a future satellite. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our consolidated balance sheets as of April 3, 2009 and March 28, 2008 include $24.7 million and $17.3 million, respectively, classified as "Other liabilities." This caption primarily consists of our long-term warranty obligations, deferred lease credits and long-term unrecognized tax position liabilities. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 8 of the notes to our consolidated financial statements for additional information regarding our income taxes and related tax positions, and Note 12 for a discussion of our product warranties.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 14 of the notes to our consolidated financial statements, which we incorporate herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

We had no material off-balance sheet arrangements at April 3, 2009 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or disclosed in the notes to our financial statements included in this filing.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes guidelines for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position SFAS 157-1 (FSP SFAS 157-1), "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13," which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS 13, "Accounting for Leases." In February 2008, the FASB also issued FSP FAS 157-2, "Effective

Date of FASB Statement No. 157," which delays the effective date of SFAS 157 until the first fiscal year that begins after November 15, 2008 (our fiscal year 2010) for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 was effective for financial assets and liabilities beginning fiscal year 2009. We adopted this standard for financial assets and liabilities in the current fiscal year without any material impact to our consolidated financial statements. We are currently evaluating the impact that SFAS 157 may have on our consolidated financial statements and disclosures when it is applied to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS 141R, "Business Combinations." The purpose of issuing the statement is to replace current guidance in SFAS 141 to better represent the economic value of a business combination transaction. The changes to be effected with SFAS 141R from the current guidance include, but are not limited to: (1) acquisition costs will be recognized as expenses separately from the acquisition; (2) known contractual contingencies at the time of the acquisition will be considered part of the liabilities acquired measured at their fair value; all other contingencies will be part of the liabilities acquired measured at their fair value only if it is more likely than not that they meet the definition of a liability; (3) contingent consideration based on the outcome of future events will be recognized and measured at the time of the acquisition; (4) business combinations achieved in stages (step acquisitions) will need to recognize the identifiable assets and liabilities, as well as non-controlling interests, in the acquiree, at the full amounts of their fair values; and (5) a bargain purchase (defined as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree) will require that excess to be recognized as a gain attributable to the acquirer. SFAS 141R will be effective for us in fiscal year 2010. The standard applies prospectively to business combinations for which the acquisition date is on or after April 4, 2009, except that resolution of certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, will be adjusted to income tax expense for all such adjustments after April 4, 2009, regardless of the date of the original business combination. We are currently evaluating the impact that SFAS 141R may have on our consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS 160, which changes the accounting and reporting for business acquisitions and non-controlling interests in subsidiaries. The standard was issued to improve the relevance, comparability, and transparency of financial information provided to investors. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 will be effective for us in fiscal year 2010. We are currently evaluating the impact that SFAS 160 may have on our consolidated financial statements and disclosures.

In April 2009, the FASB issued three FSPs to address concerns about measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, recording impairment charges on investments in debt instruments and requiring the disclosure of fair value of certain financial instruments in interim financial statements. The first FSP, FSP SFAS 157-4, "Determining Whether a Market is Not Active and a Transaction is Not Distressed," provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The second FSP, FSP SFAS 115-2 and FSP SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be recorded in earnings. The third FSP, FSP SFAS 107-1 and Accounting Principles Board Opinion 28-1 (APB 28-1), "Interim Disclosures about Fair Value of Financial Instruments" increases the frequency of fair value disclosures from annual, to quarterly. All three FSPs are effective for interim periods ending after June 15, 2009, with the option for early adoption in interim periods ending after March 15, 2009. We did not elect early adoption and do not expect that the adoption of the FSPs in the first quarter of fiscal year 2010 will have a material impact on our financial statements and disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations (cont.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our financial instruments consist of cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable, and short-term and long-term obligations, including the revolving line of credit. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. As of April 3, 2009, our revolving credit facility was undrawn and we held no short-term investments. Our exposure to market risk for changes in interest rates relates primarily to cash equivalents and short-term investments. As a result, we do not expect fluctuations in interest rates to have a material impact on the fair value of these securities.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant portion of our cash balance in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Given recent declines in interest rates, our interest income has been and may continue to be negatively impacted. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average interest rate on our cash and cash equivalents balances changed by 50 basis points in fiscal year 2010, interest income would have increased or decreased by approximately $0.3 million. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

To the extent that we draw against our revolving credit facility, increases in interest rates could have an adverse impact on our results of operations.

FOREIGN EXCHANGE RISK

We generally conduct our business in United States dollars. However, as our international business is conducted in a variety of foreign currencies and we pay some of our vendors in Euros, we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency exchanges is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of April 3, 2009, we had no foreign currency exchange contracts outstanding.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of April 3, 2009, the end of the period covered by this Annual Report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of April 3, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

During the quarter ended April 3, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of April 3, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of April 3, 2009, as stated in their report which appears on page 22.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIASAT, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at April 3, 2009 and March 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 3, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Diego, California
May 27, 2009

Consolidated Balance Sheets

(In thousands, except share data)	As of April 3, 2009	As of March 28, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,491	$125,176
Short-term investments	—	43
Accounts receivable, net	164,106	155,484
Inventories	65,562	60,326
Deferred income taxes	26,724	18,664
Prepaid expenses and other current assets	18,941	15,933
Total current assets	338,824	375,626
Property, equipment and satellite, net	170,225	64,693
Other acquired intangible assets, net	16,655	25,477
Goodwill	65,429	66,407
Other assets	31,809	18,891
Total assets	$622,942	$551,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 63,397	$ 52,317
Accrued liabilities	71,837	73,957
Payables to former stockholders of acquired business	200	1,101
Total current liabilities	135,434	127,375
Other liabilities	24,718	17,290
Total liabilities	160,152	144,665
Commitments and contingencies (Notes 10 and 11)		
Minority interest in consolidated subsidiary	4,042	2,289
Stockholders' equity:		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at April 3, 2009 and March 28, 2008, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,047,118 and 30,467,367 shares outstanding at April 3, 2009 and March 28, 2008, respectively	3	3
Paid-in capital	273,102	255,856
Retained earnings	187,471	149,140
Common stock held in treasury, 66,968 and 33,238 outstanding at April 3, 2009 and March 28, 2008, respectively	(1,701)	(1,034)
Accumulated other comprehensive (loss) income	(127)	175
Total stockholders' equity	458,748	404,140
Total liabilities and stockholders' equity	$622,942	$551,094

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Fiscal Years Ended (In thousands, except per share data)	April 3, 2009	March 28, 2008	March 30, 2007
Revenues	$628,179	$574,650	$516,566
OPERATING EXPENSES:			
Cost of revenues	446,824	413,520	380,092
Selling, general and administrative	98,624	76,365	69,896
Independent research and development	29,622	32,273	21,631
Amortization of acquired intangible assets	8,822	9,562	9,502
Income from operations	44,287	42,930	35,445
OTHER INCOME (EXPENSE):			
Interest income	1,463	5,712	2,189
Interest expense	(509)	(557)	(448)
Income before income taxes and minority interest	45,241	48,085	37,186
Provision for income taxes	6,794	13,521	6,755
Minority interest in net earnings of subsidiary, net of tax	116	1,051	265
Net income	$ 38,331	$ 33,513	$ 30,166
Net income per share:			
Basic net income per share	$ 1.25	$ 1.11	$ 1.06
Diluted net income per share	$ 1.20	$ 1.04	$ 0.98
Shares used in computing basic net income per share	30,772	30,232	28,589
Shares used in computing diluted net income per share	31,884	32,224	30,893

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 38,331	$ 33,513	$ 30,166
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	18,658	15,972	14,188
Amortization of intangible assets	9,952	12,069	12,667
Provision for bad debts	377	501	1,215
Deferred income taxes	(5,285)	488	(10,337)
Incremental tax benefits from stock-based compensation	(346)	(977)	(3,324)
Stock compensation expense	9,837	7,123	4,987
Minority interest	253	1,166	287
Other non-cash adjustments	236	779	805
INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITIONS:			
Accounts receivable	(9,103)	(16,014)	5,223
Inventories	(5,338)	(13,976)	5,239
Other assets	(2,653)	(4,077)	(8,919)
Accounts payable	1,740	1,216	(11,558)
Accrued liabilities	2,654	8,347	24,862
Other liabilities	2,629	2,173	1,240
Net cash provided by operating activities	61,942	48,303	66,741
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, equipment and satellite	(117,194)	(22,765)	(15,452)
Payments related to acquisitions of businesses, net of cash acquired	(925)	(9,826)	(7,687)
Purchases of short-term investments held-to-maturity	—	(11,835)	—
Maturities of short-term investments held-to-maturity	—	11,835	117
Cash paid for patents, licenses and other assets	(8,028)	(2,582)	—
Net cash used in investing activities	(126,147)	(35,173)	(23,022)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	6,742	8,388	14,475
Purchase of common stock in treasury	(667)	(1,034)	—
Proceeds from issuance of secured borrowing	—	—	4,720
Payment on secured borrowing	(4,720)	—	—
Proceeds from sale of stock of majority-owned subsidiary	1,500	—	—
Incremental tax benefits from stock-based compensation	346	977	3,324
Proceeds from line of credit	10,000	—	—
Payments on line of credit	(10,000)	—	—
Net cash provided by financing activities	3,201	8,331	22,519
Effect of exchange rate changes on cash	(681)	370	384
Net (decrease) increase in cash and cash equivalents	(61,685)	21,831	66,622
Cash and cash equivalents at beginning of year	125,176	103,345	36,723
Cash and cash equivalents at end of year	$ 63,491	$125,176	$103,345
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 413	$ 170	$ 541
Cash paid for income taxes, net	$ 13,287	$ 11,485	$ 11,565
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of stock in satisfaction of a payable to former stockholders of an acquired business	$ —	$ 5,631	$ —
Issuance of payable in connection with acquisitions	$ —	$ 800	$ 14,762
Issuance of common stock in connection with acquisitions	$ —	$ 452	$ 29,605

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands, except share data)	Common Stock Number of Shares Issued	Common Stock Amount
Balance at March 31, 2006	27,594,549	$ 3
Exercise of stock options	894,199	—
Stock issued in connection with acquisitions of businesses, net of issuance costs	1,138,304	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options	—	—
Issuance of stock under Employee Stock Purchase Plan	106,344	—
Net income	—	—
Hedging transaction, net of tax	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at March 30, 2007	29,733,396	$ 3
Cumulative effect of adopting FIN 48	—	—
Exercise of stock options	386,189	—
Stock issued in connection with acquisitions of businesses, net of issuance costs	14,424	—
Stock issued as additional consideration in connection with acquisition of a business, net of issuance costs	170,763	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of restricted stock unit (RSU) awards	—	—
Issuance of stock under Employee Stock Purchase Plan	101,668	—
RSU awards vesting	94,165	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at March 28, 2008	30,500,605	$ 3
Exercise of stock options	337,276	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of restricted stock unit (RSU) awards	—	—
Issuance of stock under Employee Stock Purchase Plan	182,024	—
RSU awards vesting	94,181	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 3, 2009	31,114,086	$ 3

See accompanying notes to the consolidated financial statements.

Paid-in Capital	Retained Earnings	Common Stock in Treasury Number of Shares	Common Stock in Treasury Amount	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
$177,680	$ 85,803	—	—	$(188)	$263,298	
12,146	—	—	—	—	12,146	
29,605	—	—	—	—	29,605	
4,987	—	—	—	—	4,987	
5,946	—	—	—	—	5,946	
2,329	—	—	—	—	2,329	
—	30,166	—	—	—	30,166	$30,166
—	—	—	—	183	183	183
—	—	—	—	135	135	135
						$30,484
$232,693	$115,969	—	—	$ 130	$348,795	
—	(342)	—	—	—	(342)	
5,701	—	—	—	—	5,701	
452	—	—	—	—	452	
5,631	—	—	—	—	5,631	
7,123	—	—	—	—	7,123	
1,569	—	—	—	—	1,569	
2,687	—	—	—	—	2,687	
—	—	—	—	—	—	
—	—	(33,238)	(1,034)	—	(1,034)	
—	33,513	—	—	—	33,513	$33,513
—	—	—	—	45	45	45
						$33,558
$255,856	$149,140	(33,238)	$(1,034)	$ 175	$404,140	
3,619	—	—	—	—	3,619	
9,837	—	—	—	—	9,837	
667	—	—	—	—	667	
3,123	—	—	—	—	3,123	
—	—	—	—	—	—	
—	—	(33,730)	(667)	—	(667)	
—	38,331	—	—	—	38,331	$38,331
—	—	—	—	(302)	(302)	(302)
						$38,029
$273,102	$187,471	(66,968)	$(1,701)	$(127)	$458,748	

Notes to Consolidated Financial Statements

NOTE 1

THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

ViaSat, Inc. (the "Company") designs, produces and markets innovative satellite and other wireless communication and networking systems.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and results of operations of TrellisWare Technologies, Inc., a majority-owned subsidiary of ViaSat. All significant intercompany amounts have been eliminated.

The Company's fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2009 refer to the fiscal year ending on April 3, 2009. The Company's quarters for fiscal year 2009 ended on June 27, 2008, October 3, 2008, January 2, 2009 and April 3, 2009. This results in a 53-week fiscal year approximately every four to five years. Fiscal year 2009 was a 53-week year, compared with a 52-week year in fiscal year 2008. As a result of the shift in the fiscal calendar, the second quarter of fiscal year 2009 included an additional week. The Company does not believe that the extra week results in any material impact on its financial results.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the Company's fiscal years 2007 and 2008, the Company completed the acquisitions of Enerdyne Technologies, Inc. (Enerdyne), Intelligent Compression Technologies, Inc. (ICT) and JAST, S.A. (JAST). The acquisitions were accounted for as purchases and accordingly, the operating results of Enerdyne, ICT and JAST have been included from the dates of acquisition in the Company's consolidated financial statements.

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, self-insurance reserves, allowance for doubtful accounts, warranty accrual, valuation of goodwill and other intangible assets, patents, orbital slots and orbital licenses, software development, property, equipment and satellite, long-lived assets, income taxes and valuation allowance on deferred tax assets.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

SHORT-TERM INVESTMENTS

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. Throughout fiscal years 2009 and 2008, marketable securities consisted primarily of commercial paper with original maturities greater than 90 days at the date of purchase but less than one year. At April 3, 2009 the Company held no short-term investments. At March 28, 2008, the Company held investments in investment grade debt securities.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held-to-maturity. Accordingly, the Company had recorded the related amounts at amortized cost as it had the intent and ability to hold the securities to maturity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The Company had no short-term investments as of April 3, 2009. The amortized cost of the Company's marketable securities approximated the fair value at March 28, 2008 and totaled less than $0.1 million.

The Company regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, the Company considers factors including: how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry, expected market volatility and the market in general, any news or financial information that has been released specific to the investee and the outlook for the overall industry in which the investee operates. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to interest income. No such charges were incurred in fiscal year 2009 and fiscal year 2008.

ACCOUNTS RECEIVABLE AND UNBILLED ACCOUNTS RECEIVABLE

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve.

Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be collected within one year.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, number of days the accounts are past due and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the United States government comprised 36.0%, 30.4% and 30.9% of total revenues for fiscal years 2009, 2008 and 2007, respectively. Billed accounts receivable to the United States government as of April 3, 2009 and March 28, 2008 were 27.7% and 24.5%, respectively, of total billed receivables. In addition, two commercial customers comprised 10.3% and 7.8% of total revenues for fiscal year 2009, 6.7% and 8.9% of total revenues for fiscal year 2008, and 7.7% and 15.9% of total revenues for fiscal year 2007, respectively. Billed accounts receivable for these two commercial customers as of April 3, 2009 were 9.8% and 6.6% and as of March 28, 2008 were 5.4% and 13.1%, respectively, of total billed receivables. No other customer accounted for at least 10% of total revenues. The Company's five largest contracts generated approximately 34.8%, 44.1% and 46.4% of the Company's total revenues for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

PROPERTY, EQUIPMENT AND SATELLITE

Equipment, computers and software, furniture and fixtures and the Company's satellite under construction are recorded at cost, net of accumulated depreciation. The Company generally computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to eleven years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement. Additions to property, equipment and satellite, together with major renewals and betterments, are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments over the contract periods and are capitalized as incurred.

GOODWILL AND INTANGIBLE ASSETS

SFAS 141, "Business Combinations," requires that all business combinations be accounted for using the purchase method. SFAS 141 also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. SFAS 142, "Goodwill and Other Intangible Assets," requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful life. SFAS 142 prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

PATENTS, ORBITAL SLOTS AND ORBITAL LICENSES

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and orbital licenses. Amortization is provided for by the straight-line method over the shorter of the legal or estimated economic life. Patent filing, orbital slot and orbital license costs, which are included in other assets, were $4.4 million and $3.4 million at April 3, 2009 and March 28, 2008, respectively. Accumulated amortization was $0.2 million as of April 3, 2009 and March 28, 2008, respectively. Amortization expense was less than $0.1 million for each of the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007, respectively. If a patent, orbital slot and orbital license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal year 2009, fiscal year 2008 and fiscal year 2007, the Company did not write off any costs due to abandonment or impairment.

SOFTWARE DEVELOPMENT

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. The Company capitalized $0.7 million of costs related to software developed for resale for fiscal year ended April 3, 2009. The Company capitalized no costs related to software development for resale for the fiscal years ended March 28, 2008 and March 30, 2007. Amortization expense of software development costs was $1.1 million for fiscal year 2009, $2.5 million for fiscal year 2008 and $3.1 million for fiscal year 2007.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT, AND SATELLITE, AND OTHER INTANGIBLE ASSETS)

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses potential impairments to long-lived assets, including property, equipment and satellite, and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No such impairments have been identified by the Company as of April 3, 2009.

IMPAIRMENT OF GOODWILL

The Company accounts for its goodwill under SFAS 142. The SFAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. In accordance with SFAS 142 the Company tests goodwill for impairment during the fourth quarter every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The Company estimates the fair values of the related reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flows is based on the Company's best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS 142 goodwill impairment model, which could significantly influence whether goodwill impairment needs to be recorded.

The cash flow forecasts are adjusted using an appropriate discount rate and other indicators of fair value.

ACQUISITIONS

On August 2, 2007, the Company completed the acquisition of all of the outstanding capital stock of JAST, a Switzerland based, privately-held developer of microwave circuits and antennas for terrestrial and satellite applications, specializing in small, low-profile antennas for mobile satellite communications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of JAST from the date of acquisition in the Company's commercial networks segment.

On February 16, 2007, the Company completed the acquisition of all of the outstanding capital stock of ICT, a privately-held provider of data compression techniques, advanced transport protocols and application optimization to increase the speeds of either narrowband or broadband terrestrial, wireless or satellite services to corporations, internet service providers (ISPs) and satellite/wireless carriers. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of ICT from the date of acquisition in the Company's commercial networks segment.

On June 20, 2006, the Company completed the acquisition of all of the outstanding capital stock of Enerdyne, a privately-held provider of innovative data link equipment and digital video systems for defense and intelligence markets, including UAV and other airborne and ground based applications. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of Enerdyne from the date of acquisition in the Company's government systems segment.

WARRANTY RESERVES

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term secured borrowing is determined by using available market information for those securities or similar financial instruments.

PAYABLE TO FORMER STOCKHOLDERS OF ACQUIRED BUSINESS

On August 2, 2007, in connection with the terms of the Company's JAST acquisition, the Company recorded an obligation to pay the remaining portion of the initial purchase price of approximately $0.8 million on the first anniversary of the closing date, of which $0.5 million was payable in cash and $0.3 million was payable in stock or cash, at the Company's election. Accordingly, in August 2008, the Company paid approximately $0.8 million in cash to the former stockholders of JAST.

As of April 3, 2009, in connection with the Company's acquisition of JAST, the Company owed $0.2 million in additional consideration to the former stockholders of JAST, which was accrued and recorded as additional goodwill in the commercial networks segment as of April 3, 2009. Accordingly, on April 30, 2009, the Company paid $0.2 million of additional cash consideration to the former stockholders of JAST.

As of March 30, 2007, in connection with the Company's Enerdyne acquisition and under the terms of the Enerdyne acquisition agreement, the Company owed an additional consideration amount to the former Enerdyne stockholders in the amount of $5.9 million, which was accrued and recorded as additional goodwill in the government systems segment as of March 30, 2007. The $5.9 million was payable in cash and stock in accordance with certain terms of the agreement, in May 2007. Accordingly, on May 3, 2007, the Company paid $5.9 million of additional consideration to the former stockholders of Enerdyne, which was comprised of 170,763 shares of common stock and approximately $0.3 million in cash.

On May 23, 2006, in connection with the Company's ECC acquisition, the Company agreed under the terms of the ECC acquisition agreement to pay the maximum additional consideration amount to the former ECC stockholders in the amount of $9.0 million, which was accrued as of March 30, 2007. The $9.0 million was payable in cash or stock, at the Company's option, in May 2007. Accordingly, on May 30, 2007, the Company paid approximately $9.0 million of additional cash consideration to the former stockholders of ECC. The additional purchase price consideration of $9.0 million was recorded as additional goodwill in the commercial networks segment in the first quarter of fiscal year 2007.

SELF-INSURANCE LIABILITIES

The Company has a self-insurance plan to retain a portion of the exposure for losses related to employee medical benefits. The Company also has a self-insurance plan for a portion of the exposure for losses related to workers' compensation costs. The self-insurance policies provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods, as well as other historical information for the purpose of estimating ultimate costs for a particular policy year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company recorded self-insurance liabilities as of April 3, 2009 and March 28, 2008 of $1.4 million and $1.1 million, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as current in accordance with the estimated timing of the projected payments.

SECURED BORROWINGS

Occasionally, the Company enters into secured borrowing arrangements in connection with customer financing in order to provide additional sources of funding. As of April 3, 2009, the Company had no secured borrowing arrangements. As of March 28, 2008, the Company had one secured borrowing arrangement, under which the Company pledged a note receivable from a customer to serve as collateral for the obligation under the borrowing arrangement. In the first quarter of fiscal year 2009, the Company paid all obligations related to its secured borrowing totaling $4.7 million plus accrued interest.

During fiscal year 2008, due to the customer's payment default under the note receivable, the Company wrote down the note receivable by approximately $5.3 million related to the principal and interest accrued to date. Pursuant to a notes receivable insurance arrangement which provides for the recovery of certain principal and interest amounts on the note, the Company had recorded a current asset of approximately $4.5 million as of March 28, 2008. During the fourth quarter of fiscal year 2009, the Company entered into certain agreements with the note receivable insurance carrier providing the Company approximately $1.7 million in cash payments. Additionally, pursuant to these agreements, the Company reclassified the balance of the note receivable insurance agreement as a current asset of approximately $1.7 million and a long-term asset of approximately $1.5 million as of April 3, 2009.

INDEMNIFICATION PROVISIONS

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At April 3, 2009 and March 28, 2008, no such amounts were accrued.

MINORITY INTEREST

Minority interest represents the proportionate share of the equity of the Company's consolidated majority-owned subsidiary, TrellisWare, owned by the minority stockholders in that subsidiary. This proportionate share of the equity changes when additional shares of common or preferred stock are issued or purchased back by the Company's majority-owned subsidiary. Such changes result in a decrease or increase of the Company's ownership proportion, which results in the Company recording losses or gains on investment. Minority interest is adjusted for earnings (losses) net of tax attributable to the minority interest stockholders of the consolidated subsidiary. All earnings (losses), net of tax, are allocated to the stockholders of the consolidated subsidiary in proportion to their share of the equity ownership of the consolidated subsidiary. Earnings (losses), net of tax, allocated to such minority interest stockholders are recorded as minority interest in net earnings (losses) of subsidiary, net of tax, in the accompanying consolidated statements of operations.

In April 2008, the Company's majority-owned subsidiary, TrellisWare, issued additional shares of preferred stock in which the Company invested $1.8 million in order to retain a constant ownership interest. As a result of the transaction, TrellisWare also received $1.5 million in cash proceeds from the issuance of preferred stock to its other principal stockholders.

COMMON STOCK HELD IN TREASURY

During fiscal years 2009 and 2008, the Company delivered 94,181 and 94,165 shares, respectively, of common stock based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the delivery of common stock underlying these restricted stock unit agreements, the Company repurchased 33,730 and 33,238 shares of common stock with a total value of $0.7 million and $1.0 million during fiscal year 2009 and fiscal year 2008, respectively. Repurchased shares of common stock of 66,968 and 33,238 were held in treasury as of April 3, 2009 and March 28, 2008, respectively.

DERIVATIVES

On January 3, 2009, the beginning of the Company's fourth quarter of fiscal year 2009, the Company adopted the disclosure requirement of SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133," which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on the Company's financial position, financial performance, and cash flows. The Company adopted SFAS 161 in the fourth quarter of fiscal year 2009 without a material impact to its disclosures.

The Company enters into foreign currency forward and option contracts to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in interest income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings at which time they are then recorded in the same income statement line as the underlying transaction.

In fiscal years 2009, 2008 and 2007, the Company settled certain foreign exchange contracts and recognized a loss of $0.3 million, a gain of $0.2 million and a loss of $0.1 million, respectively, recorded in cost of revenues based on the nature of the underlying transactions. The Company had no foreign currency forward contracts outstanding at April 3, 2009 and March 28, 2008.

FOREIGN CURRENCY

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into United States dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within stockholders' equity.

REVENUE RECOGNITION

A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to long-term contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Sales and earnings under these contracts are recorded either based on the ratio of actual costs.incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In fiscal years 2009, 2008 and 2007, the Company recorded losses of approximately $5.4 million, $7.9 million and $4.5 million, respectively, related to loss contracts.

The Company also has contracts and purchase orders where revenue is recorded on delivery of products in accordance with Staff Accounting Bulletin (SAB) No. 104 (SAB 104). In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with Emerging Issues Task Force 00-21 (EITF 00-21), "Accounting for Multiple Element Revenue Arrangements," and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by the Company's judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and the Company's ability to establish evidence for those elements could affect the timing of the revenue recognition.

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues represent cash collected from customers in advance of revenue recognition and are recorded as an accrued liability.

Contract costs on United States government contracts, including indirect costs, are subject to audit and negotiations with United States government representatives. These audits have been completed and agreed upon through fiscal year 2002. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

STOCK-BASED PAYMENTS

Under SFAS 123R, "Share-Based Payment," stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of SFAS 123R using a modified prospective application. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS 123, "Accounting for Stock-Based Compensation."

On April 3, 2009, the Company had one principal equity compensation plan and employee stock purchase plan described below. The compensation cost that has been charged against income for the equity plan under SFAS 123R was $8.7 million, $6.3 million and $3.1 million, and for the stock purchase plan was $1.1 million, $0.8 million and $0.8 million, for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007, respectively. The total income tax benefit recognized in the income statement for stock-based compensation arrangements under SFAS 123R was $3.5 million, $2.6 million and $1.3 million for fiscal years 2009, 2008 and 2007, respectively. There was no compensation cost capitalized as part of inventory and fixed assets for fiscal years 2009, 2008 and 2007.

As of April 3, 2009, there was total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan of $19.6 million and $0.3 million, respectively. These costs are expected to be recognized over a weighted average period of 2.1 years, 2.8 years and less than six months for stock options, restricted stock units and the Employee Stock Purchase Plan, respectively. The total fair value of shares vested during the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007, including stock options and restricted stock units, was $6.3 million, $6.8 million and $3.5 million, respectively.

Stock Options and Employee Stock Purchase Plan. The Company's employee stock options have simple vesting schedules typically ranging from three to five years. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during the fiscal year 2009 was $7.24 and $6.70 per share, respectively, during fiscal year 2008 was $10.00 and $8.66 per share, respectively, and during the fiscal year 2007 was $11.99 and $7.03 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options			Employee Stock Purchase Plan		
	2009	2008	2007	2009	2008	2007
Volatility	38.9%	38.9%	48.0%	54.6%	37.1%	34.5%
Risk-free interest rate	2.7%	3.7%	4.8%	1.2%	4.1%	5.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average expected life	4.1 years	4.2 years	4.5 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which our stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of our stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on United States Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards.

The expected life of employee stock options represents the calculation using the simplified method consistent with the guidance in the SEC's SAB 107, "Share-Based Payment." In December 2007, the SEC issued SAB 110, "Year-End Help For Expensing Employee Stock Options," to amend the SEC's views discussed in SAB 107 regarding the use of the simplified method in developing an estimate of the expected life of stock options in accordance with SFAS 123R. Due to significant changes in the Company's option terms in October of 2006, the Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107, as amended by SAB 110. For the expected option life, the Company has what SAB 107 defines as "plain-vanilla" stock options, and therefore used a simple average of the vesting period and the contractual term for options as permitted by SAB 107. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under our Employee Stock Purchase Plan would be fully exercised.

A summary of employee stock option activity for fiscal year 2009 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at March 28, 2008	5,641,225	$19.63		
Options granted	280,800	21.04		
Options canceled	(135,700)	24.86		
Options exercised	(337,276)	10.73		
Outstanding at April 3, 2009	5,449,049	$20.12	3.60	$20,970
Vested and exercisable at April 3, 2009	4,580,935	$19.19	3.46	$20,177

The total intrinsic value of stock options exercised during the fiscal years 2009, 2008 and 2007 was $3.9 million, $6.8 million and $15.1 million, respectively.

Restricted Stock Units. Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2009, 2008 and 2007 the Company recognized $4.8 million, $2.4 million and $1.2 million, respectively, in stock-based compensation expense related to these restricted stock unit awards. At April 3, 2009, there was $13.2 million remaining in unrecognized compensation expense related to these awards, which is expected to be recognized over a weighted average period of 2.8 years.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2009, 2008 and 2007 was $20.41, $25.66 and $26.15, respectively. A summary of restricted stock unit activity for fiscal year 2009 is presented below:

	Restricted Stock Units	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Outstanding at March 28, 2008	300,909		
Awarded	637,200		
Forfeited	(29,717)		
Released	(94,181)		
Outstanding at April 3, 2009	814,211	1.53	$18,572
Vested and deferred at April 3, 2009	4,585	—	$ 105

During fiscal year 2009, 94,181 restricted stock units vested with a total intrinsic value of $1.9 million. During fiscal year 2008, 94,165 restricted stock units vested with a total intrinsic value of $2.9 million. As of March 30, 2007, there were no restricted stock units vested, therefore, the total intrinsic value of vested restricted stock units during the fiscal year 2007 was $0.

As stock-based compensation expense recognized in the consolidated statement of operations for the fiscal years 2009 and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total stock-based compensation expense recognized in accordance with SFAS 123R was as follows:

Fiscal Year Ended (In thousands, except per share data)	April 3, 2009	March 28, 2008	March 30, 2007
Stock-based compensation expense before taxes	$ 9,837	$ 7,123	$ 4,987
Related income tax benefits	(3,518)	(2,557)	(1,764)
Stock-based compensation expense, net of taxes	$ 6,319	$ 4,566	$ 3,223

For the year ended March 30, 2007, the impact of stock-based compensation expense on basic and diluted earnings per share was $0.11 and $0.10, respectively.

For fiscal years 2009, 2008 and 2007, the Company recorded incremental tax benefits from stock options exercised and restricted stock unit award vesting of $0.3 million, $1.0 million and $3.3 million, respectively, which is classified as part of cash flows from financing activities in the consolidated statements of cash flows.

INDEPENDENT RESEARCH AND DEVELOPMENT

Independent research and development, which is not directly funded by a third party, is expensed as incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays and rent escalation clauses. Accounting principles generally accepted in the United States require rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such "stepped" rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At April 3, 2009 and March 28, 2008, deferred rent included in accrued liabilities in our consolidated balance sheets was $0.4 million and $0.3 million, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $6.2 million and $4.4 million, respectively.

INCOME TAXES

On March 31, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, other conditions denoted in the Company's agreements with the predecessor stockholders of certain acquired companies at April 3, 2009, March 28, 2008 and March 30, 2007, and shares potentially issuable under the amended ViaSat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

SEGMENT REPORTING

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. Our Satellite Services segment is primarily comprised of our ViaSat-1 satellite, mobile broadband and enterprise VSAT services businesses. Our Commercial Networks segment comprises our former Satellite Networks and Antenna Systems segments, except for the Satellite Services segment. The Company's reporting segments, Government Systems, Commercial Networks and Satellite Services, are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. Prior periods have been recast to this new organizational and reporting structure.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13," which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, "Accounting for Leases." In February 2008, the FASB also issued FSP SFAS 157-2,

"Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 until the first fiscal year that begins after November 15, 2008 (fiscal year 2010 for the Company) for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 was effective for financial assets and liabilities beginning in fiscal year 2009. The Company adopted this standard for financial assets and liabilities in the current fiscal year without any material impact to its consolidated financial statements. The Company is currently evaluating the impact that SFAS 157 may have on its consolidated financial statements and disclosures when it is applied to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS 141R, "Business Combinations." The purpose of issuing the statement is to replace current guidance in SFAS 141 to better represent the economic value of a business combination transaction. The changes to be effected with SFAS 141R from the current guidance include, but are not limited to: (1) acquisition costs will be recognized as expenses separately from the acquisition; (2) known contractual contingencies at the time of the acquisition will be considered part of the liabilities acquired measured at their fair value; all other contingencies will be part of the liabilities acquired measured at their fair value only if it is more likely than not that they meet the definition of a liability; (3) contingent consideration based on the outcome of future events will be recognized and measured at the time of the acquisition; (4) business combinations achieved in stages (step acquisitions) will need to recognize the identifiable assets and liabilities, as well as non-controlling interests, in the acquiree, at the full amounts of their fair values; and (5) a bargain purchase (defined as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree) will require that excess to be recognized as a gain attributable to the acquirer. SFAS 141R will be effective for the Company in fiscal year 2010. The standard applies prospectively to business combinations for which the acquisition date is on or after April 4, 2009, except that resolution of certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, will be adjusted to income tax expense for all such adjustments after April 4, 2009, regardless of the date of the original business combination. The Company is currently evaluating the impact that SFAS 141R may have on its consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS 160 changes the accounting and reporting for business acquisitions and non-controlling interests in subsidiaries. The standard was issued to improve the relevance, comparability, and transparency of financial information provided to investors. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 will be effective for the Company in fiscal year 2010. The Company is currently evaluating the impact that SFAS 160 may have on its consolidated financial statements and disclosures.

In April 2009, the FASB issued three FSPs to address concerns about measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, recording impairment charges on investments in debt instruments and requiring the disclosure of fair value of certain financial instruments in interim financial statements. The first FSP, FSP SFAS 157-4, "Determining Whether a Market is Not Active and a Transaction is Not Distressed," provides additional guidance to highlight and expand on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The second FSP, FSP SFAS 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be recorded in earnings. The third FSP, FSP SFAS 107-1 (FSP 107-1) and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" increases the frequency of fair value disclosures from annual, to quarterly. All three FSPs are effective for interim periods ending after June 15, 2009, with the option for early adoption in interim periods ending after March 15, 2009. The Company did not choose to adopt early and does not expect that the adoption of the FSPs will have a material impact on its financial statements and disclosures.

NOTE 2

COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

(In thousands)	April 3, 2009	March 28, 2008
Accounts receivable, net:		
Billed	$ 76,999	$ 92,516
Unbilled	87,469	63,278
Allowance for doubtful accounts	(362)	(310)
	$164,106	$155,484
Inventories:		
Raw materials	$ 33,607	$ 21,091
Work in process	14,876	8,883
Finished goods	17,079	30,352
	$ 65,562	$ 60,326
Prepaid expenses and other current assets:		
Prepaid expenses	$ 13,521	$ 9,537
Other	5,420	6,396
	$ 18,941	$ 15,933
Property, equipment and satellite, net:		
Machinery and equipment (estimated useful life 2–5 years)	$ 56,053	$ 51,067
Computer equipment and software (estimated useful life 3 years)	43,591	43,700
Furniture and fixtures (estimated useful life 7 years)	9,918	9,192
Leasehold improvements (estimated useful life 2–11 years)	17,573	13,849
Land	3,124	3,124
Satellite under construction	110,588	8,136
Construction in progress	5,272	3,501
	246,119	132,569
Less accumulated depreciation and amortization	(75,894)	(67,876)
	$170,225	$ 64,693
Other acquired intangible assets, net:		
Technology	$ 44,392	$ 44,392
Contracts and relationships	18,898	18,898
Non-compete agreement	9,076	9,076
Other intangibles	9,323	9,323
	81,689	81,689
Less accumulated amortization	(65,034)	(56,212)
	$ 16,655	$ 25,477
Other assets:		
Capitalized software costs, net	$ 672	$ 1,091
Patents, orbital slots and other licenses, net	4,144	3,188
Deferred income taxes	13,771	10,169
Other	13,222	4,443
	$ 31,809	$ 18,891

(continued)

(In thousands)	April 3, 2009	March 28, 2008
Accrued liabilities:		
Current portion of warranty reserve	$ 6,853	$ 6,550
Secured borrowing and accrued interest	—	5,015
Accrued vacation	10,935	9,374
Accrued employee compensation	16,768	4,867
Collections in excess of revenues	26,811	37,252
Other	10,470	10,899
	$ 71,837	$ 73,957
Other liabilities:		
Accrued warranty	$ 4,341	$ 5,129
Unrecognized tax position liabilities	10,773	5,974
Deferred rent, long-term portion	6,191	4,387
Other	3,413	1,800
	$ 24,718	$ 17,290

NOTE 3

FAIR VALUE MEASUREMENT

Effective March 29, 2008, the Company adopted SFAS 157 for financial assets and liabilities measured at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. As a basis for categorizing inputs, SFAS 157 establishes the following hierarchy which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

» Level 1—Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

» Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

» Level 3—Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of April 3, 2009:

(In thousands)	Fair Value at April 3, 2009	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$2,029	$6	$2,023	$ —
Total assets measured at fair value on a recurring basis	$2,029	$6	$2,023	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

Cash Equivalents. The Company's cash equivalents consist of money market funds. Certain money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1). The remaining portion of money market funds are valued based on quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or brokers' model driven valuations in which all significant inputs are observable or can be obtained from or corroborated by observable market data for substantially the full term of the assets (Level 2).

The Company had no foreign currency forward exchange contracts outstanding at April 3, 2009.

NOTE 4

ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS

The Company accounts for its goodwill under SFAS 142. The SFAS 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within the Company's government systems and commercial networks segments have goodwill assigned to them. The Company estimates the fair values of the reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate in order to determine the present value of the cash flows. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment.

The annual test of impairment as required by SFAS 142 was completed in the fourth quarter of our fiscal year. In applying the first step, which is identification of any impairment of goodwill as of the test date, no impairment of goodwill resulted. Since step two is required only if step one reveals an impairment, the Company was not required to complete step two and the annual impairment testing was complete.

The Company will continue to make assessments of impairment on an annual basis in the fourth quarter of its fiscal year or more frequently if specific triggering events occur. In assessing the value of goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting units. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges that would negatively impact operating results.

During the fourth quarter of fiscal year 2009, a $1.1 million adjustment reducing commercial networks segment goodwill was made related to pre-acquisition federal net operating loss carryovers with a corresponding adjustment to deferred tax assets. During the fourth quarter of 2009 a less than $0.1 million adjustment reducing our government systems segment goodwill related to certain deferred tax asset adjustments was made. As of April 3, 2009, JAST achieved financial results entitling the former JAST stockholders to $0.2 million of additional consideration. The $0.2 million payable outstanding at April 3, 2009, was paid on April 30, 2009 by the Company in cash in full settlement of all additional consideration provisions. The additional purchase price consideration of $0.2 million was recorded as additional commercial networks segment goodwill in the fourth quarter of fiscal year 2009.

The other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of eight months to ten years. The technology intangible asset has several components with estimated useful lives of five to nine years, contracts and relationships intangible asset has several components with estimated useful lives of three to ten years, non-compete agreements have useful lives of three to five years and other amortizable assets have several components with estimated useful lives of eight months to ten years. Amortization expense was $8.8 million, $9.6 million and $9.5 million for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007, respectively. The estimated amortization expense for the next five years is as follows:

(In thousands)	Amortization
Expected for fiscal year 2010	$ 5,588
Expected for fiscal year 2011	4,826
Expected for fiscal year 2012	3,600
Expected for fiscal year 2013	1,047
Expected for fiscal year 2014	646
Thereafter	948
	$16,655

The allocation of the other acquired intangible assets and the related accumulated amortization as of April 3, 2009 and March 28, 2008 is as follows:

	As of April 3, 2009			As of March 28, 2008		
(In thousands)	Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
Technology	$44,392	$(35,288)	$ 9,104	$44,392	$(29,529)	$14,863
Contracts and relationships	18,898	(13,030)	5,868	18,898	(10,868)	8,030
Non-compete agreements	9,076	(8,585)	491	9,076	(8,311)	765
Other amortizable assets	9,323	(8,131)	1,192	9,323	(7,504)	1,819
Total other acquired intangible assets	$81,689	$(65,034)	$16,655	$81,689	$(56,212)	$25,477

NOTE 5

LINE OF CREDIT

On October 31, 2008, the Company entered into a three-year, $85.0 million revolving credit facility (the Credit Facility) in the form of the Third Amended and Restated Revolving Loan Agreement, which replaced an existing $60.0 million revolving credit facility. Borrowings under the Credit Facility are permitted up to a maximum amount of $85.0 million, including up to $25.0 million of letters of credit, and bear interest, at the Company's option, at either (a) the higher of the Federal Funds rate plus 0.50% or the administrative agent's prime rate as announced from time to time, or (b) at the London interbank offered rate plus, in the case of each of (a) and (b), an applicable margin that is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Credit Facility is collateralized by substantially all of the Company's personal property. At April 3, 2009, the Company had $6.2 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility of $78.8 million.

The Credit Facility contains financial covenants regarding a maximum leverage ratio and a minimum interest coverage ratio. In addition the Credit Facility contains covenants that restrict, among other things, the Company's ability to incur additional debt, sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Company was in compliance with its financial loan covenants under the Credit Facility as of April 3, 2009.

NOTE 6

COMMON STOCK AND STOCK PLANS

In April 2007, the Company filed a new universal shelf registration statement with the SEC for the future sale of up to an additional $200.0 million of debt securities, common stock, preferred stock, depositary shares and warrants, bringing the aggregate available under the Company's universal shelf registration statements up to an aggregate of $400.0 million. The securities may be offered from time to time, separately or together, directly by the Company or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. From November 1996 to October 2008 through various amendments of the 1996 Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 12,600,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Plan in the form of stock options or stock appreciation right are counted against the Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Plan share reserve as two shares for each share of common stock. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on three to five years of continuous service and have terms from six to ten years. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of April 3, 2009, the Company had granted options and restricted stock units, net of cancellations, to purchase 8,426,391 and 1,002,557 shares of common stock, respectively, under the Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In September 2005, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,000,000 shares to 1,500,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of April 3, 2009, the Company had issued 1,382,274 shares of common stock under this plan.

Transactions related to the Company's stock options are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at March 31, 2006	5,700,146	$ 4.25–$43.82	$16.70
Options granted	928,850	23.85– 33.68	26.68
Options canceled	(55,244)	5.03– 28.91	20.63
Options exercised	(894,199)	4.25– 27.94	13.58
Outstanding at March 30, 2007	5,679,553	4.70– 43.82	18.78
Options granted	401,950	19.74– 32.62	27.56
Options canceled	(54,089)	5.03– 32.62	24.73
Options exercised	(386,189)	5.03– 28.91	14.76
Outstanding at March 28, 2008	5,641,225	4.70– 43.82	19.63
Options granted	280,800	19.05– 27.27	21.04
Options canceled	(135,700)	10.73– 33.68	24.86
Options exercised	(337,276)	4.70– 22.03	10.73
Outstanding at April 3, 2009	5,449,049	$ 5.03–$43.82	$20.12

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of April 3, 2009:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life—Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.03–$10.73	661,228	3.04	$ 9.59	660,707	$ 9.60
11.08– 15.54	576,048	2.56	13.60	576,048	13.60
15.55– 18.71	363,084	4.16	17.53	363,084	17.53
18.73– 18.73	623,716	5.49	18.73	623,716	18.73
18.97– 21.02	736,300	5.06	20.49	466,875	20.73
21.75– 22.00	101,000	5.05	21.92	41,000	21.79
22.03– 22.03	842,350	1.48	22.03	842,350	22.03
22.10– 26.13	430,290	4.43	24.13	380,540	24.01
26.15– 26.15	565,500	3.47	26.15	286,636	26.15
26.16– 43.82	549,533	3.40	29.81	339,979	29.23
$ 5.03–$43.82	5,449,049	3.60	$20.12	4,580,935	$19.19

Transactions related to the Company's RSUs are summarized as follows:

	Number of Restricted Stock Units
Outstanding at March 30, 2007	389,514
Awarded	12,900
Forfeited	(7,340)
Released	(94,165)
Outstanding at March 28, 2008	300,909
Awarded	637,200
Forfeited	(29,717)
Released	(94,181)
Outstanding at April 3, 2009	814,211

All RSUs awarded under the Company's stock plans have an exercise price equal to zero.

NOTE 7

SHARES USED IN EARNINGS PER SHARE CALCULATIONS

Fiscal Years Ended	April 3, 2009	March 28, 2008	March 30, 2007
Weighted average common shares outstanding used in calculating basic net income per share	30,771,698	30,231,925	28,589,144
Weighted average options to purchase common stock as determined by application of the treasury stock method	944,110	1,835,023	2,129,238
Weighted average restricted stock units to acquire common stock as determined by application of the treasury stock method	129,550	96,198	17,804
Weighted average contingently issuable shares in connection with certain terms of the JAST acquisition agreement	5,017	9,803	—
Weighted average contingently issuable shares in connection with certain terms of the Enerdyne acquisition agreement	—	15,482	138,264
Weighted average potentially issuable shares in connection with certain terms of the amended ViaSat 401(k) Profit Sharing Plan	1,204	—	—
Employee Stock Purchase Plan equivalents	32,028	35,259	18,988
Shares used in computing diluted net income per share	31,883,607	32,223,690	30,893,438

Antidilutive shares relating to stock options excluded from the calculation were 2,771,573, 986,136 and 511,253 shares for the fiscal years ended April 3, 2009, March 28, 2008, and March 30, 2007, respectively. Antidilutive shares relating to restricted stock units excluded from the calculation were 8,490 and 1,854 for the fiscal years ended April 3, 2009 and March 28, 2008. For the fiscal year ended March 30, 2007, there were no antidilutive shares relating to restricted stock units excluded from the calculation.

NOTE 8

INCOME TAXES

The provision for income taxes includes the following:

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
Current tax provision			
Federal	$ 13,021	$15,233	$10,781
State	3,644	1,650	191
Foreign	215	214	137
	16 ,880	17,097	11,109
Deferred tax benefit			
Federal	(5,059)	(2,064)	(3,269)
State	(5,005)	(1,512)	(1,085)
Foreign	(22)	—	—
	(10,086)	(3,576)	(4,354)
Total provision for income taxes	$ 6,794	$13,521	$ 6,755

Significant components of the Company's net deferred tax assets are as follows:

As of (In thousands)	April 3, 2009	March 28, 2008
Deferred tax assets:		
Tax credit carryforwards	$14,768	$10,828
Warranty reserve	4,469	4,612
Accrued compensation	6,972	2,873
Deferred rent	2,606	1,850
Inventory reserve	1,666	1,271
Stock compensation	5,915	3,433
Contract accounting	5,939	4,750
Other	2,702	1,217
Valuation allowance	(2,062)	(969)
Total deferred tax assets	42,975	29,865
Deferred tax liabilities:		
Property, equipment and intangible assets	2,481	1,032
Total deferred tax liabilities	2,481	1,032
Net deferred tax assets	$40,494	$28,833

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
Tax expense at federal statutory rate	$ 15,834	$16,830	$13,016
State tax provision, net of federal benefit	2,545	2,071	1,595
Tax credits	(10,017)	(5,604)	(7,727)
Manufacturing deduction	(920)	(659)	(248)
Other	(648)	883	119
Total provision for income taxes	$ 6,794	$13,521	$ 6,755

As of April 3, 2009, the Company had federal and state research credit carryforwards of approximately $5.4 million and $14.4 million, respectively, that begin to expire in fiscal year 2027 and fiscal year 2020, respectively.

In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $2.1 million at April 3, 2009 and $1.0 million at March 28, 2008 has been established relating to state net operating loss carryforwards and research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused.

In fiscal year 2009, approximately $1.1 million of deferred tax assets related to pre-acquisition federal net operating loss carryovers were increased with a corresponding adjustment to decrease goodwill.

There is approximately $4.1 million of pre-acquisition state net operating loss carryovers related to the acquisition of ICT. The future tax benefits of these losses have not been recognized as deferred tax assets nor shown in the deferred tax table presented above based upon the uncertainty of future taxable income attributable to Massachusetts. To the extent these assets are recognized in the future, the adjustment will be applied as a reduction of the income tax provision.

On March 31, 2007, the Company adopted the provisions of FIN 48. The Company recorded a cumulative change of $0.3 million as a decrease to retained earnings.

The following table summarizes the activity related to our unrecognized tax benefits:

(In thousands)	
Balance at March 28, 2008	$30,691
Decrease related to prior year tax positions	(717)
Increases related to current year tax positions	8,880
Statute expirations	(937)
Settlements	—
Balance at April 3, 2009	$37,917

Of the total unrecognized tax benefits at April 3, 2009, approximately $23.6 million would reduce our annual effective tax rate if recognized.

Included in the balance at April 3, 2009 are $9.6 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $3.0 million as a result of the expiration of the statute of limitations or settlements with tax authorities for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. The Internal Revenue Service ("IRS") examination of our United States federal tax returns for fiscal years 2001–2004 was completed in the fourth quarter of fiscal year 2006 and agreement was reached with the IRS on the proposed adjustments. There was no material impact on income taxes or interest resulting from these audits and we consider those fiscal years to be effectively settled under FIN 48. By statute, our United States federal returns are subject to examination by the IRS for fiscal years 2006 through 2008. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. In July 2007, the IRS commenced an examination of our fiscal year 2006 federal income tax return. With few exceptions, the fiscal years 2005 to 2008 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was $1.1 million of accrued interest and penalties associated with uncertain tax positions as of April 3, 2009. A decrease of $0.1 million of interest and penalties was recorded in the period ended April 3, 2009.

NOTE 9

EMPLOYEE BENEFITS

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code which was amended during the fourth quarter of fiscal year 2009. Under the amended plan, the Company may make discretionary contributions to the plan which vest over six years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. If the Company had elected to settle the discretionary contributions liability in stock, 223,257 of the maximum 250,000 shares of common stock approved at this time would have been issued based on the April 3, 2009 common stock closing price. Discretionary contributions accrued by the Company during fiscal years 2009, 2008, 2007 amounted to $5.1 million, $4.7 million and $3.9 million, respectively.

NOTE 10

COMMITMENTS

In January 2008, the Company entered into several agreements with Space Systems/Loral (SS/L), Loral Space & Communications (Loral) and Telesat Canada (Telesat) related to the Company's high-capacity satellite system. Under the satellite construction contract with SS/L, the Company purchased a new broadband satellite (ViaSat-1) designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). The Company has entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse the Company for 15% of the total costs associated with launch and launch insurance, for which the reimbursement amount is estimated to be approximately $20.7 million, and in-orbit insurance and satellite operating costs post launch.

In November 2008, the Company entered into a launch services agreement with Arianespace to procure launch services for the ViaSat-1 satellite at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, the Company substituted ILS International Launch Services, Inc. for Arianespace as the primary provider of launch services for ViaSat-1, and accordingly, the Company entered into a contract for launch services with ILS to procure launch services for the ViaSat-1 satellite at an estimated cost of $80.0 million, subject to certain adjustments.

On May 7, 2009, the Company entered into an Amended and Restated Launch Services Agreement with Arianespace whereby, Arianespace has agreed to perform certain launch services to maintain the launch capability for the ViaSat-1 high-capacity satellite, should the need arise, or for launch services for a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The Company leases office facilities under non-cancelable operating leases with initial terms ranging from one to eleven years which expire between fiscal year 2010 and fiscal year 2019 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in SFAS 13, "Accounting for Leases," as amended, including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $12.5 million, $10.2 million and $8.2 million in fiscal years 2009, 2008 and 2007, respectively.

Future minimum lease payments are as follows (in thousands):

Years Ending,	
2010	$ 13,858
2011	15,180
2012	13,079
2013	12,305
2014	12,117
Thereafter	36,802
	$103,341

NOTE 11

CONTINGENCIES

The Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

NOTE 12

PRODUCT WARRANTY

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2009, 2008 and 2007.

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
Balance, beginning of period	$11,679	$ 9,863	$ 8,369
Change in liability for warranties issued in period	7,720	9,610	7,347
Settlements made (in cash or in kind) during the period	(8,205)	(7,794)	(5,853)
Balance, end of period	$11,194	$11,679	$ 9,863

NOTE 13

SEGMENT INFORMATION

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's satellite services segment is comprised of its expanding maritime and airborne broadband and enterprise VSAT services and ViaSat-1 satellite-related activities. The Company's commercial networks segment comprises its former satellite networks and antenna systems segments, except for the satellite services segment. The Company's reporting segments, comprised of the government systems, commercial networks and satellite services segments, are determined consistently with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. The following segment information reflects prior periods recast to this organizational and reporting structure:

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
Revenues			
Government Systems	$388,656	$319,538	$278,352
Commercial Networks	230,828	248,297	231,526
Satellite Services	8,695	6,815	6,688
Elimination of intersegment revenues	—	—	—
Total revenues	$628,179	$574,650	$516,566
Operating profits (losses)			
Government Systems	$ 57,019	$ 45,793	$ 42,795
Commercial Networks	63	9,802	4,279
Satellite Services	(3,978)	(2,851)	(1,699)
Elimination of intersegment operating profits	—	44	—
Segment operating profit before corporate and amortization	53,104	52,788	45,375
Corporate	5	(296)	(428)
Amortization of intangibles	(8,822)	(9,562)	(9,502)
Income from operations	$ 44,287	$ 42,930	$ 35,445

Amortization of acquired intangibles by segment for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007 was as follows:

(In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
Government Systems	$1,088	$1,087	$2,009
Commercial Networks	7,734	8,475	7,493
Satellite Services	—	—	—
Total amortization of intangibles	$8,822	$9,562	$9,502

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. Segment assets as of April 3, 2009 and March 28, 2008 were as follows:

(In thousands)	April 3, 2009	March 28, 2008
Segment assets		
Government Systems	$145,568	$139,979
Commercial Networks	164,844	166,858
Satellite Services	1,278	1,016
Total segment assets	311,690	307,853
Corporate assets	311,252	243,241
Total assets	$622,942	$551,094

Net acquired intangible assets and goodwill included in segment assets as of April 3, 2009 and March 28, 2008 were as follows:

	Net Intangible Assets		Goodwill	
(In thousands)	April 3, 2009	March 28, 2008	April 3, 2009	March 28, 2008
Government Systems	$ 2,792	$ 3,880	$22,161	$22,191
Commercial Networks	13,863	21,597	43,268	44,216
Satellite Services	—	—	—	—
Total	$16,655	$25,477	$65,429	$66,407

Revenue information by geographic area for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007 was as follows:

Fiscal Years Ended (In thousands)	April 3, 2009	March 28, 2008	March 30, 2007
United States	$528,342	$472,151	$434,458
Europe, Middle East and Africa	49,024	40,472	33,930
Asia, Pacific	30,716	27,745	21,927
North America other than United States	14,840	28,638	16,706
Central and Latin America	5,257	5,644	9,545
	$628,179	$574,650	$516,566

The Company distinguishes revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside the United States was $0.3 million and $0.4 million at April 3, 2009 and March 28, 2008, respectively.

NOTE 14

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Michael Targoff, a director of the Company since February 2003, currently serves as the Chief Executive Officer and the Vice Chairman of the board of directors of Loral Space & Communications, Inc. (Loral), the parent of Space Systems/Loral, Inc. (SS/L), and in October 2007 also became a director of Telesat Holdings Inc., a new entity formed in connection with Loral's acquisition of Telesat Canada described below. John Stenbit, a director of the Company since August 2004, also currently serves on the board of directors of Loral.

In October 2007, Loral and its Canadian partner, Public Sector Pension Investment Board (PSP), through Telesat Holdings Inc., a joint venture formed by Loral and PSP, completed the acquisition of 100% of the stock of Telesat Canada from BCE Inc. Loral acquired equity interests in Telesat Holdings Inc. representing 64% of the economic interests and 33 1/3% of the voting interests. PSP acquired 36% of the economic interests and 66 2/3% of the voting interests in Telesat Holdings Inc. (except with respect to the election of directors as to which it held a 30% voting interest). In connection with this transaction, Michael Targoff became a director on the board of the newly formed entity, Telesat Holdings Inc.

In January 2008, the Company entered into several agreements with SS/L, Loral and Telesat Canada related to the Company's anticipated high-capacity satellite system. Under the satellite construction contract with SS/L, the Company purchased a new broadband satellite (ViaSat-1) designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. In addition, the Company entered into a beam sharing agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $57.6 million) associated with the ViaSat-1 satellite project. The Company's contract with SS/L for the construction of the ViaSat-1 satellite was approved by the disinterested members of the Company's Board of Directors, after a determination by the disinterested members of the Company's Board that the terms and conditions of the purchase were fair to the Company and in the best interests of the Company and its stockholders.

During the fiscal years ended April 3, 2009 and March 28, 2008, related to the construction of the Company's anticipated high-capacity satellite system, the Company paid $92.7 million and $3.8 million, respectively, to SS/L. The Company had outstanding payables related to SS/L as of April 3, 2009 and March 28, 2008 of $9.7 million and $3.8 million, respectively. In the normal course of business, the Company recognized $2.0 million, $11.1 million and $9.7 million of revenue related to Telesat Canada for the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007. Accounts receivable due from Telesat Canada as of April 3, 2009 and March 28, 2008 were $2.7 million and $3.1 million, respectively.

Valuation and Qualifying Accounts

FOR THE THREE FISCAL YEARS ENDED APRIL 3, 2009

Date (In thousands)	Allowance for Doubtful Accounts
Balance, March 31, 2006	$ 265
Provision	1,215
Write-off	(266)
Balance, March 30, 2007	$ 1,214
Provision	501
Write-off	(1,405)
Balance, March 28, 2008	$ 310
Provision	377
Write-off	(325)
Balance, April 3, 2009	$ 362

Date (In thousands)	Deferred Tax Asset Valuation Allowance
Balance, March 31, 2006	$ 303
Provision	100
Write-off	—
Balance, March 30, 2007	$ 403
Provision	566
Write-off	—
Balance, March 28, 2008	$ 969
Provision	1,093
Write-off	—
Balance, April 3, 2009	$ 2,062

Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
Fiscal 2008		
First Quarter	$35.87	$29.61
Second Quarter	32.97	25.20
Third Quarter	36.49	28.23
Fourth Quarter	34.98	19.20
Fiscal 2009		
First Quarter	$22.58	$19.29
Second Quarter	27.74	20.01
Third Quarter	24.43	15.42
Fourth Quarter	23.83	16.25

As of July 1, 2009 there were approximately 1,269 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

RECENT SALES OF UNREGISTERED SECURITIES

There were no unregistered sales of equity securities during fiscal year 2009.

Performance Graph

The following graph shows the value of an investment of $100 in cash on April 2, 2004 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance Graph" shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that ViaSat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.


VIASAT, INC.
NASDAQ TELECOM
NASDAQ COMPOSITE
S&P 600 SMALLCAP
$200
$175
$150
$125
$100
$75
$50
$25
$0
APR 2 2004
JUL 2 2004
OCT 1 2004
DEC 31 2004
APR 1 2005
JUL 1 2005
SEP 30 2005
DEC 30 2005
MAR 31 2006
JUN 30 2006
SEP 29 2006
DEC 29 2006
MAR 30 2007
JUN 29 2007
SEP 28 2007
DEC 28 2007
MAR 28 2008
JUN 27 2008
OCT 3 2008
JAN 2 2009
APR 3 2009

SAFE HARBOR STATEMENT

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future growth and revenues; future economic conditions and performance; anticipated performance of products or services; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, ViaSat's ability to perform under existing contracts and obtain additional contracts, ViaSat's ability to develop new products that gain market acceptance, changes in product supply, pricing and customer demand, changes in relationships with, or the financial condition of, key customers or suppliers, manufacturing issues or delays, satellite failures or performance degradations, difficulties in obtaining regulatory approvals, cost overruns, product design flaws or defects, ViaSat's ability to successfully integrate acquired companies, changes in government regulations, changes in economic conditions globally and in the communications market in particular, increased competition, potential product liability, infringement and other claims, factors affecting the communications industry generally, and other factors listed in our most recent reports on Form 10-K, 10-Q and 8-K. We undertake no obligation to revise or update any forward-looking statements for any reason.

Corporate Information

BOARD OF DIRECTORS

Mark D. Dankberg
Chairman of the Board,
Chief Executive Officer
ViaSat, Inc.

Dr. Robert W. Johnson
Venture Capital Investor

B. Allen Lay
Investor

Dr. Jeffrey M. Nash
Chairman and President
Inclined Plane Inc.

John P. Stenbit
Private Consultant

Michael B. Targoff
Vice Chairman and CEO
Loral Space & Communications Inc.

Harvey P. White
Chairman
(SHW)2 Enterprises

CORPORATE OFFICERS

Mark D. Dankberg
Chairman of the Board,
Chief Executive Officer

Richard A. Baldridge
President and
Chief Operating Officer

Ronald G. Wangerin
Vice President and
Chief Financial Officer

H. Stephen Estes
Vice President, Human Resources

Kevin J. Harkenrider
Vice President, Operations

Steven R. Hart
Vice President and
Chief Technical Officer

Keven K. Lippert
Vice President, General
Counsel and Secretary

Mark J. Miller
Vice President and
Chief Technical Officer

Thomas E. Moore
Sr. Vice President and President
ViaSat Satellite Holdings

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

GENERAL LEGAL COUNSEL

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940
Email: web.queries@computershare.com
Website: www-us.computershare.com
Phone: 312-588-4162
Fax: 781-575-3604

ANNUAL MEETING

October 1, 2009
8:30 a.m. Pacific Time
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009

FORM 10-K

A copy of ViaSat's 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge. The 10-K also can be accessed through the SEC Web site (www.sec.gov) or through the ViaSat Web site from the Investor Relations page (investors.viasat.com). To receive a copy by mail please contact:

Investor Relations
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
760-476-2633
ir@viasat.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

ViaSat

6155 EL CAMINO REAL CARLSBAD CALIFORNIA 92009
TEL 760 476 2200 **FAX** 760 929 3941 WWW.VIASAT.COM